Form 10-K405, Exhibit 13
period 1996-12-31
TOWER AUTOMOTIVE INC
filed 1997-03-27
CIK 925548


TOWER AUTOMOTIVE, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       The Company                                   |       The Predecessor
                        -----------------------------------------------------------------------------|-----------------------------
                                                                                         Eight and   |    Three and
                                                                       Combined       one-half month | one-half month
                         Year ended     Year ended     Year ended     Year ended        period ended |  period ended   Year ended
                        Dec. 31, 1996  Dec. 31, 1995  Dec. 31, 1994  Dec. 31, 1993(1)  Dec. 31, 1993 | Apr. 14, 1993  Dec. 31, 1992
                        -------------  -------------  -------------  ----------------  ------------- | -------------  -------------
INCOME STATEMENT DATA:
Revenues                   $399,925       $222,801       $165,526       $ 86,334           $ 61,297  |    $ 25,037       $ 80,830
Cost of sales               338,290        185,388        142,986         72,367             51,941  |      20,426         70,431
S, G & A expenses            20,004         14,308          7,435          4,378              3,155  |       1,223          4,440
Amortization expense          2,191          1,185            803            197                197  |           -            -
Operating income             39,440         21,920         14,302          9,392              6,004  |       3,388          5,959
Interest expense              5,103          1,799          1,899            729                636  |          93            539
Provision for income
   taxes                     13,700          8,050          5,042          3,679              2,287  |       1,392          2,395
Net income                   20,637         12,071          7,361          5,009              3,081  |       1,928          3,254
-----------------------------------------------------------------------------------------------------|-----------------------------
Net income per share       $   1.55       $   1.05       $   0.86       $   0.74           $   0.45  |    $   --         $   --


                       December 31,   December 31,
                            1996           1995
                       ------------   ------------
BALANCE SHEET DATA:
Working capital             $81,535        $32,245
Total assets                398,607        209,476
Long-term debt              113,460         70,300
Stockholders'
  investment                181,877         85,585



(1) On April 15, 1993, the Company acquired R.J. Tower Corporation (prior thereto, the "Predecessor") in a transaction by an investor group led by a subsidiary of Onex Corporation, J2R Partners and certain others, including members of management. Accordingly, the information provided for the year ended December 31, 1992 and for the three and one-half month period ended April 14, 1993 is not comparable. In addition, operating data of the Predecessor for the period January 1, 1993 to April 14, 1993 have been combined for discussion purposes with the operating data of the Company for the eight and one-half month period ended December 31, 1993, without giving effect to purchase accounting or the impact of the financing of the acquisition of R.J. Tower.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    RESULTS OF OPERATIONS AND FINANCIAL CONDITION




COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

REVENUES

    Revenues for the year ended December 31, 1996 increased by $177.1 million, or 79.5%, to $399.9 million compared to $222.8 million for the year ended December 31, 1995. Approximately $134.3 million of the increase in revenues over 1995 is attributable to the acquisitions of MascoTech Stamping Technologies, Inc. ("MSTI") in May 1996 and Trylon Corporation ("Trylon") in January 1996. The remaining increase is due to new business awarded to the Company, including business relating to the Ford Escort, Econoline and Expedition, Dodge Ram Club Cab pick-up and Toyota Camry. These increases were partially offset by production decreases in the first half of the year on key models served by the Company, including the Ford Aerostar, Villager, Econoline and Chrysler Intrepid/Concorde/Vision.

COST OF SALES

    Cost of sales as a percentage of revenues for the year ended December 31, 1996 was 84.6% compared to 83.2% for the year ended December 31, 1995. The decrease in gross margin was due to a higher proportion of components purchased from outside suppliers as a result of the MSTI and Trylon acquisitions and launch costs associated with new business. These decreases were partially offset by operating efficiencies and enhanced productivity.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $20.0 million, or 5.0% of revenues, for the year ended December 31, 1996 compared to $14.3 million, or 6.4% of revenues, for the year ended December 31, 1995. The percentage decrease related to revenues reflects the economies of scale of higher gross sales. The increased expense was due primarily to incremental costs associated with the Company's acquisitions of MSTI and Trylon in 1996.

AMORTIZATION EXPENSE

    Amortization expense for the year ended December 31, 1996 was $2.2 million compared to $1.2 million for the year ended December 31, 1995. The increase was due to incremental goodwill amortization related to the acquisitions of MSTI and Trylon.

INTEREST EXPENSE

    Interest expense for the year ended December 31, 1996 was $5.1 million compared to $1.8 million for the year ended December 31, 1995. The increase was due principally to increased borrowings incurred to fund the acquisitions of MSTI and Trylon, partially offset by the application of the proceeds from the June 1996 offering of 2,232,900 shares of common stock at $24.50 per share, and the absence of capitalization of interest costs for the new Bardstown, Kentucky plant that was under construction during 1995.

INCOME TAXES

    The effective income tax rate was 39.9% for the year ended December 31, 1996 and 40.0% for the year ended December 31, 1995. The effective rates differed from the statutory rates primarily as a result of state taxes and nondeductible goodwill amortization.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

REVENUES

    Revenues for the year ended December 31, 1995 increased $57.3 million, or 34.6%, to $222.8 million compared to $165.5 million for the year ended December 31, 1994. Revenues increased despite production decreases on key vehicles served by the Company including the Ford Escort, Taurus/Sable, and Econoline and Chrysler Intrepid/Concorde/Vision. These decreases were offset by new business that began production during the year and the full year effects of the Company's acquisitions of Edgewood Tool and Manufacturing Company and its affiliate, Ann Arbor Assembly Corporation (Edgewood) in May 1994 and Kalamazoo Stamping and Die Company (Kalamazoo) in June 1994.

COST OF SALES

    Cost of sales, as a percentage of revenues, decreased to 83.2% for the year ended December 31, 1995 compared to 86.4% for the year ended December 31, 1994. The improvement in gross margin was a result of the productivity improvement initiatives in place and synergies realized from the acquisitions of Edgewood and Kalamazoo. These were partially offset by higher raw material costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $14.3 million, or 6.4% of revenues, for the year ended December 31, 1995 compared to $7.4 million, or 4.5% of revenues, for the year ended December 31, 1994. The increased expense was due in part to the full year effect of the acquisitions of Edgewood and Kalamazoo combined with the incremental engineering, technical and development costs associated with future programs.

OTHER

    Amortization expense increased to $1.2 million for the year ended December 31, 1995 from $.8 million for the year ended December 31, 1994 due to incremental goodwill amortization related to the Company's 1994 acquisitions. Interest expense decreased to $1.8 million in 1995 from $1.9 million in 1994. The decrease is due to the effect of the application of the proceeds from the Company's IPO to reduce indebtedness. The provision for income taxes was at an effective rate of 40.0% for the year ended December 31, 1995 and 40.7% for the year ended December 31, 1994. The effective rates were higher than federal statutory rates as a result of nondeductible goodwill amortization and state income taxes.

SEASONALITY

    The Company's performance is dependent on automotive vehicle production, which is seasonal in nature. The third calendar quarter is historically the weakest, due to the impact of OEM plant shutdowns in July for vacation and model changeovers. Additionally, general industry levels are only a partial explanation of volume changes throughout the year. Individual vehicle platforms are also a cause of variations in revenues depending upon market response and acceptance of the specific platform models.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996, the Company had no indebtedness outstanding under the revolving credit facility portion of its Credit Agreement. The Credit Agreement, as amended, consists of a revolving credit facility with a committed amount of $75.0 million (subject to eligible accounts receivable and inventory, as defined in the Credit Agreement, which exceeded $75.0 million at December 31,
1996). The Credit Agreement matures in January 2001 and bears interest at variable rates equal to, at the Company's option, either a prime-based rate or LIBOR plus a variable margin. The Credit Agreement is secured by substantially all of the assets of the Company and provides for the issuance of up to $50 million in letters of credit to collateralize the outstanding IRBs described below.

    At December 31, 1996, the Company also had $43.8 million of indebtedness outstanding pursuant to IRBs issued with the City of Bardstown, Kentucky. Proceeds from these IRBs were used to finance construction of a 240,000 square foot manufacturing facility and the related purchase of equipment. The Bardstown IRBs, which mature on June 1, 2024 and March 1, 2025, are collateralized by a letter of credit. As of December 31, 1996, $34.2 million of the proceeds had been expended or committed for the first phase of the facility and related equipment. The unexpended proceeds from the Bardstown IRBs of $10.8 million at December 31, 1996, are invested in treasury securities and will be used to finance the second phase of the facility. These IRBs bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (5.8% at December 31, 1996). The second phase of the facility, which includes the purchase and installation of additional processing equipment, is anticipated to be completed by the end of 1998.

    At December 31, 1996, the Company had $2.9 million in outstanding indebtedness relating to IRBs issued in connection with the construction of its Auburn, Indiana plant. The Auburn IRBs are collateralized by a letter of credit, certain equipment and a mortgage on the Company's Auburn, Indiana plant. The Auburn IRBs are payable in annual installments of $720,000 through September 2000 and bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (4.4% at December 31, 1996).

    On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon for total cash consideration of approximately $25 million, which included transaction costs. To finance the acquisition, the Company incurred a $25.0 million term loan, which was repaid in May 1996 using a portion of the proceeds from the sale of the Senior Notes and borrowings under its revolving credit facility.

    On May 31, 1996, the Company purchased all of the outstanding common stock of MSTI from MascoTech, Inc. (MascoTech) for an aggregate purchase price of approximately $79 million, including payment of related fees and expenses. Pursuant to the terms of the acquisition, the Company is required to make additional earn-out payments to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. If all such operating targets are met, the total payments will not exceed $30 million.

    The Company financed the cash portion of the purchase price of MSTI through the issuance in two series of Senior Notes having an aggregate principal amount of $65.0 million. The $40.0 million of Series A Senior Notes have a final maturity on June 1, 2006 and require annual principal payments commencing on June 1, 2000 and continuing every year thereafter until their final maturity. The $25.0 million of Series B Senior Notes have a final maturity on June 1, 2008 and require annual principal payments commencing on June 1, 2004 and continuing every year thereafter until their final maturity. The Senior Notes require the Company to make semi-annual interest payments commencing December 1, 1996. Net proceeds from the sale of the Senior Notes in excess of the amounts used to finance the cash portion of the MSTI acquisition were used, together with borrowings under the revolving credit facility, to repay in full the remaining balance outstanding on the $25 million term loan incurred by the Company in connection with the Trylon acquisition.

    In June 1996, the Company completed an offering of 2,232,900 shares of Common Stock at an offering price of $24.50 per share (Offering). Approximately $32 million of the net proceeds from the Offering were used by the Company to retire borrowings under its Credit Agreement. The remaining proceeds are included in cash and cash equivalents in the December 31, 1996 consolidated balance sheet and will be used for other general corporate purposes, which may include prepayment of other indebtedness, acquisitions or capital expenditures.

    During the year ended December 31, 1996, the Company generated $30.0 million of cash from operations, which was partially used to fund capital expenditures.

    The Company has made substantial investments in manufacturing technology and product design capability to support its products. The Company made capital expenditures of approximately $16.3 million for the year ended December 31, 1996, primarily for equipment and dedicated tooling purchases related to new or replacement programs.


    On January 27, 1997, the Company entered into an agreement to acquire and assume substantially all of the assets and liabilities of Automotive Products Company (APC), a division of A.O. Smith Corporation, for $625 million in cash, subject to certain adjustments. APC, which had revenues of approximately $860 million for the year ended December 31, 1996, designs and manufactures frames, frame components, engine cradles, suspension components and modules for the North American automotive and heavy truck industries. This acquisition is expected to close during the second quarter of 1997. This acquisition will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair value as of the acquisition date, with any excess purchase price recorded as goodwill.

    In connection with this acquisition, the Company agreed to enter into a new credit facility. This new facility will provide a total financing commitment of up to $865 million. The specific terms and conditions of this new credit facility are currently being negotiated with the bank. The new credit facility will also include certain restrictive covenants, which the Company expects will be similar in nature to those in its existing credit agreement. This facility will become effective contemporaneously with the completion of the acquisition of APC.

    As part of this refinancing, the Company expects a portion of the proceeds from the new credit facility will be used to retire the Senior Notes. If the Senior Notes are retired, the Company will record an extraordinary loss of approximately $3 million, net of income taxes, related to prepayment penalties and the write-off of previously capitalized deferred financing costs.

    On February 18, 1997, the Company filed a registration statement on Form
S-3 with the Securities and Exchange Commission related to the proposed sale of up to 8,500,000 shares of the Company's Common Stock to the public. The Company expects this offering will be completed early in the second quarter of 1997. Proceeds from this offering will be used to fund a portion of the purchase price related to the acquisition of APC.

    The Company believes the borrowing availability under a new credit agreement, together with funds generated by operations, should provide the Company with the liquidity and capital resources to pursue its business strategy through 1997, with respect to working capital, capital expenditures and other operating needs. Under present conditions, management does not believe access to funds will restrict its ability to pursue its acquisition strategy.

EFFECTS OF INFLATION

    Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has not significantly impacted the Company's business over the past 12 months. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Tower Automotive, Inc.:

We have audited the accompanying consolidated balance sheets of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                     ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
  February 18, 1997

                       TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS

                     (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                             December 31,
                                                                      ------------------------
                                                                         1996           1995
                                                                      ---------      ---------
                                     ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                         $  39,596         $  957
    Accounts receivable                                                  61,073         39,133
    Inventories                                                          21,864         11,398
    Prepaid tooling and other                                            14,433         10,338
                                                                      ---------      ---------
         Total current assets                                           136,966         61,826
                                                                      ---------      ---------

PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                                  1,989            984
    Buildings and improvements                                           34,417         22,934
    Machinery and equipment                                             118,567         56,826
    Construction in progress                                             21,839         17,034
                                                                      ---------      ---------
                                                                        176,812         97,778
    Less-accumulated depreciation                                       (20,564)       (10,191)
                                                                      ---------      ---------
         Net property, plant and equipment                              156,248         87,587

RESTRICTED CASH                                                          10,833         14,385

OTHER ASSETS:
    Goodwill                                                             89,429         40,027
    Other                                                                 9,507          7,836
    Less-accumulated amortization                                        (4,376)        (2,185)
                                                                      ---------      ---------
         Net other assets                                                94,560         45,678
                                                                      ---------      ---------
                                                                     $  398,607     $  209,476
                                                                      ---------      ---------
                                                                      ---------      ---------

                LIABILITIES AND STOCKHOLDERS' INVESTMENT

CURRENT LIABILITIES:
    Current maturities of long-term debt                                 $  722         $  779
    Accounts payable                                                     32,280         19,022
    Accrued liabilities                                                  22,429          9,780
                                                                      ---------      ---------
         Total current liabilities                                       55,431         29,581
                                                                      ---------      ---------

LONG-TERM DEBT, net of current maturities                               113,460         70,300
DEFERRED INCOME TAXES                                                    12,302          1,305
OTHER NONCURRENT LIABILITIES                                             35,537         22,705
                                                                      ---------      ---------
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 8)
STOCKHOLDERS' INVESTMENT:
    Preferred stock, par value $1; 5,000,000 shares
         authorized; no shares issued or outstanding                          -            -
    Common stock, par value $.01; 30,000,000 shares authorized;
         14,283,793 and 10,830,389 issued and outstanding                   143            108
    Warrants to acquire common stock                                      2,000            -
    Additional paid-in capital                                          136,759         63,461
    Retained earnings                                                    43,150         22,513
    Common stock subscriptions receivable                                  (175)          (497)
                                                                      ---------      ---------
         Total stockholders' investment                                 181,877         85,585
                                                                      ---------      ---------
                                                                     $  398,607     $  209,476
                                                                      ---------      ---------
                                                                      ---------      ---------


          The accompanying notes are an integral part of these consolidated balance sheets.

                       TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF OPERATIONS

                    (Amounts in thousands, except per share data)


                                                                                Years Ended December 31,
                                                                      ----------------------------------------
                                                                        1996           1995           1994
                                                                     ----------     ----------     ----------
Revenues                                                             $  399,925     $  222,801     $  165,526

Cost of sales                                                           338,290        185,388        142,986
                                                                     ----------     ----------     ----------

    Gross profit                                                         61,635         37,413         22,540

Selling, general and administrative expenses                             20,004         14,308          7,435

Amortization expense                                                      2,191          1,185            803
                                                                     ----------     ----------     ----------

    Operating income                                                     39,440         21,920         14,302

Interest expense, net                                                     5,103          1,799          1,899
                                                                     ----------     ----------     ----------

    Income before provision for income taxes                             34,337         20,121         12,403

Provision for income taxes                                               13,700          8,050          5,042
                                                                     ----------     ----------     ----------

    Net income                                                        $  20,637      $  12,071       $  7,361
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------

    Net income applicable to common
         stockholders                                                 $  20,765      $  12,247       $  7,476
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------

    Net income per common and common
         equivalent share                                               $  1.55        $  1.05        $  0.86
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------

    Weighted average common and common
         equivalent shares outstanding                                   13,423         11,697          8,720
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------




 The accompanying notes are an integral part of these consolidated statements.

                       TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                     (Amounts in thousands, except share amounts)


                                                                       Additonal                   Common Stock     Warrants
                                               Common Stock             Paid-In       Retained    Subscriptions    to Acquire
                                         Shares         Amount          Capital       Earnings      Receivable    Common Stock
                                         ------         ------          -------       --------    -------------   ------------
Balance, December 31, 1993              4,358,708          $  44       $  8,137       $  3,081        $  (439)        $  -

Retirement of common stock                 (5,327)           -              (14)           -                5            -

Private placement of common stock       1,585,365             15          4,081            -             (404)           -

Initial public offering of
    common stock, net                   4,887,500             49         51,223            -              -              -

Net income                                    -              -              -            7,361            -              -
                                       ----------     ----------     ----------     ----------     ----------     ----------

Balance, December 31, 1994             10,826,246            108         63,427         10,442           (838)           -

Sales of stock under Employee
    Stock Discount Purchase Plan            4,143            -               34            -              -              -

Collection of common stock
    subscriptions receivable                  -              -              -              -              341            -

Net income                                    -              -              -           12,071            -              -
                                       ----------     ----------     ----------     ----------     ----------     ----------

Balance, December 31, 1995             10,830,389            108         63,461         22,513           (497)           -

Conversion of subordinated
    notes                                 410,529              4          2,488            -              -              -

Exercise of options                         6,625            -               48            -              -              -

Sales of stock under Employee
    Stock Discount Purchase Plan           18,350              1            262            -              -              -

Collection of common stock
    subscriptions receivable                  -              -              -              -              322            -

Public offering of common
    stock, net                          2,232,900             22         51,275            -              -              -

Issuance of shares and warrants
    in acquisition of MSTI                785,000              8         19,225            -              -            2,000

Net income                                    -              -              -           20,637            -              -
                                       ----------     ----------     ----------     ----------     ----------     ----------

Balance, December 31, 1996             14,283,793         $  143     $  136,759      $  43,150        $  (175)      $  2,000
                                       ----------     ----------     ----------     ----------     ----------     ----------
                                       ----------     ----------     ----------     ----------     ----------     ----------



 The accompanying notes are an integral part of these consolidated statements.

                       TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (Amounts in thousands)


                                                                                              Years Ended December 31,
                                                                                    ----------------------------------------
                                                                                       1996           1995           1994
                                                                                    ----------     ----------     ----------
OPERATING ACTIVITIES:
    Net income                                                                      $   20,637     $   12,071     $    7,361
    Adjustments to reconcile net income to net cash provided
         by (used for) operating activities:
              Depreciation and amortization                                             12,754          6,549          4,138
              Deferred income tax provision                                              6,326          5,659          2,149
              Changes in other operating items -
                   Accounts receivable                                                   5,967         (4,124)        (9,923)
                   Inventories                                                            (693)           468           (551)
                   Prepaid tooling and other                                            (1,091)          (922)        (4,248)
                   Accounts payable and accrued liabilities                             (3,354)         2,323         (6,411)
                   Other assets and liabilities                                        (10,497)        (8,119)        (2,890)
                                                                                    ----------     ----------     ----------

                        Net cash provided by (used for) operating activities            30,049         13,905        (10,375)
                                                                                    ----------     ----------     ----------

INVESTING ACTIVITIES:
    Capital expenditures, net                                                          (16,253)       (26,148)       (28,524)
    Acquisitions, net of cash acquired                                                 (76,223)             -        (38,263)
    Change in restricted cash                                                            3,552         (7,906)        (6,479)
                                                                                    ----------     ----------     ----------

                        Net cash used for investing activities                         (88,924)       (34,054)       (73,266)
                                                                                    ----------     ----------     ----------

FINANCING ACTIVITIES:
    Proceeds from issuance of debt                                                     197,813        183,103         51,313
    Repayments of debt                                                                (152,229)      (162,427)       (23,420)
    Proceeds from sale of stock, net                                                    51,297              -         54,964
    Proceeds from sales of stock under Employee
         Stock Discount Purchase Plan                                                      263             34            -
    Other, net                                                                             370            341             (9)
                                                                                    ----------     ----------     ----------

                        Net cash provided by financing activities                       97,514         21,051         82,848
                                                                                    ----------     ----------     ----------

NET CHANGE IN CASH AND CASH
    EQUIVALENTS                                                                         38,639            902           (793)

CASH AND CASH EQUIVALENTS:
    Beginning of period                                                                    957             55            848
                                                                                    ----------     ----------     ----------

    End of period                                                                   $   39,596     $      957     $       55
                                                                                    ----------     ----------     ----------
                                                                                    ----------     ----------     ----------

SUPPLEMENTAL CASH FLOW INFORMATION:
    CASH PAID FOR -
         Interest, net of amounts capitalized                                       $    7,372     $    2,993     $    1,914
                                                                                    ----------     ----------     ----------
                                                                                    ----------     ----------     ----------

         Income taxes                                                               $    6,091     $    1,702     $    2,338
                                                                                    ----------     ----------     ----------
                                                                                    ----------     ----------     ----------


 The accompanying notes are an integral part of these consolidated statements.

                       TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND BASIS OF PRESENTATION:

    Tower Automotive, Inc. (the Company) designs and manufactures structural metal stampings and assemblies for use by original equipment manufacturers in the North American automotive industry and has manufacturing facilities located in Michigan, Indiana, Kentucky and Ohio.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of Tower Automotive, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

    CASH EQUIVALENTS:

    Cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

    INVENTORIES:

    Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

    Inventories consisted of the following (in thousands):

                                          December 31,
                                    -----------------------
                                      1996           1995
                                    --------       --------

Raw materials                       $  9,517       $  4,836
Work in process                        5,949          3,431
Finished goods                         6,398          3,131
                                    --------       --------
                                    $ 21,864       $ 11,398
                                    --------       --------
                                    --------       --------




    CUSTOMER TOOLING AND OTHER DESIGN COSTS:

    Customer tooling represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products. Once customer approval is obtained for the manufacture of a new product, the Company is reimbursed by its customers for the cost of certain of the tooling, at which time the tooling becomes the property of the customers.

    In addition, the Company has certain other tooling and design costs related to previously proven product designs which are reimbursed by the Company's customers as the related product is sold through an incremental increase in each product's unit selling price.

    Such costs are capitalized and amortized using the unit of production method over the life of the related tool. Amounts capitalized and included in other assets were $3.7 million at December 31, 1996 and $3.8 million at December 31, 1995. If the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be realized through the sale of product, a loss is recognized currently.

    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment acquired in the acquisitions discussed in
    Note 3 was recorded at its fair value, determined based on appraisals, as of the respective acquisition dates. Additions to property, plant and equipment following the acquisitions are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

         Buildings and improvements    15 to 30 years
         Machinery and equipment        3 to 20 years

    Accelerated depreciation methods are used for tax reporting purposes.

    Start-up costs related to major facilities and new platforms are capitalized and amortized over the life of the related platform, generally five years. The unamortized start-up cost balance was $1,011,000 at December 31, 1996 and $876,000 at December 31, 1995.

    Interest is capitalized during the construction of major facilities and is amortized over the related estimated useful lives. Interest costs of $1,157,000 were capitalized during the year ended December 31, 1995. No interest was capitalized during the year ended December 31, 1996.

    Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

    OTHER ASSETS:

    Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 40 years. Debt issue costs are amortized on a straight-line basis over the term of the related obligations.

    The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets were not recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill, the Company would recognize an impairment loss.

    INCOME TAXES:

    The Company accounts for income taxes under the liability method, whereby deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities.

    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:

    Net income per common and common equivalent share is computed by dividing net income applicable to common stockholders by the weighted average number of common and common stock equivalent shares outstanding during each period presented. Common stock issued and common stock options granted within one year immediately preceding the initial public offering of common stock (Common Stock) discussed in Note 4 at prices below the public offering price have been reflected in the net income per share calculation as if they had been outstanding for all periods presented. Net income for purposes of computing net income per common and common equivalent share reflects the elimination of interest expense on the convertible subordinated notes, net of the related income tax benefit.

    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

3.  ACQUISITIONS:

    On May 4, 1994, the Company acquired the operating assets and assumed certain operating liabilities and indebtedness of Edgewood Tool and Manufacturing Company (Edgewood), a manufacturer of hood and deck lid hinges and structural metal components for the automotive industry, for total consideration of $24.6 million in cash and assumed indebtedness and the issuance of $5.0 million of Convertible Subordinated Notes. In addition, the Company entered into a five year employment agreement with Edgewood's former president and issued an option to acquire 102,984 shares of Common Stock at an exercise price of $6.55 per share.

    On June 29, 1994, the Company acquired the capital stock of Kalamazoo Stamping and Die Company (Kalamazoo), a supplier of structural metal stampings and assemblies for the automotive industry, for net consideration of approximately $12.3 million in cash.

    On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon Corporation (Trylon) for total consideration of approximately $25 million. The acquisition was financed with the proceeds of a $25 million term loan. Trylon manufactures metal stampings and assemblies for the North American automotive industry from four facilities in Traverse City, Michigan.

    On May 31, 1996, the Company acquired all of the outstanding common stock of MascoTech Stamping Technologies, Inc. (MSTI), a wholly owned subsidiary of MascoTech, Inc. (MascoTech). Consideration consisted of $55 million in cash, 785,000 shares of the Company's Common Stock and warrants to acquire 200,000 shares of the Company's Common Stock at an exercise price of $18 per share. The Company may also make additional payments of up to $30 million to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. Based on results of operations of the MSTI facilities through December 31, 1996, no contingent payments are due. MSTI manufactures metal chassis and suspension components and assemblies for the North American automotive industry from facilities in Ohio, Indiana and Michigan.

    These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The assets and liabilities of Trylon and MSTI have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Company does not believe the final allocations of the purchase price will be materially different than the preliminary allocations. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 1996 and 1995 give effect to the Offering (as defined in Note
    4) and the acquisitions of Trylon and MSTI as if they were completed at the beginning of the respective periods. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands, except per share data):

                                                   Pro Forma Years Ended
                                                        December 31,
                                                   -----------------------
                                                     1996           1995
                                                   --------       --------

Revenues                                           $473,728       $423,607
                                                   --------       --------
                                                   --------       --------

Net income applicable to
  common stockholders                               $23,982        $17,249
                                                   --------       --------
                                                   --------       --------

Weighted average common and common
  equivalent shares outstanding                      14,802         14,482
                                                   --------       --------
                                                   --------       --------

Net income per common and common
  equivalent share                                 $   1.62       $   1.19
                                                   --------       --------
                                                   --------       --------

4.  STOCKHOLDERS' INVESTMENT:

    PUBLIC OFFERINGS OF COMMON STOCK:

    In August 1994, the Company completed an initial public offering, including shares issued pursuant to the underwriters' over-allotment option, of 4,887,500 shares of its Common Stock at $11.50 per share resulting in net proceeds to the Company of approximately $51.3 million.

    During 1996, the Company completed an offering of 2,232,900 shares of its Common Stock at an offering price of $24.50 per share (the Offering) resulting in net proceeds of approximately $51.3 million. Proceeds from the Offering were used by the Company to retire borrowings under its secured credit agreement and for general corporate purposes.

    PRIVATE PLACEMENTS:

    During 1993, the Company sold 522,640 shares of its Common Stock to certain employees for aggregate proceeds of approximately $981,000. Approximately $434,000 of this amount was financed through notes to the Company which bear interest at prime plus 1% (9.25% at December 31, 1996 and 9.5% at December 31, 1995) and are due in 1998. These notes are reflected as a reduction of stockholders' investment in the accompanying consolidated financial statements. Approximately $330,000 and $248,000 of these notes had been collected as of December 31, 1996 and 1995.

    As a component of the financing for the acquisition of Edgewood in May 1994 (see Note 3), the existing stockholders and members of the Company's management participated in a $4.1 million private placement of 1,585,365 shares of Common Stock, resulting in net cash proceeds to the Company of $3.7 million. Approximately $404,000 of this amount was financed through notes to the Company which bear interest at prime plus 1% and are due in 1999. These notes are reflected as a reduction of stockholders' investment in the accompanying consolidated financial statements. Approximately $333,000 and $93,000 of these notes had been collected as of December 31, 1996 and 1995.

    STOCK OPTION PLAN:

    The Company sponsors the 1994 Key Employee Stock Option Plan (the Stock Option Plan), under which any person who is a full-time, salaried employee of the Company (excluding non-management directors) is eligible to participate in the Stock Option Plan (an Employee Participant). A committee of the board of directors selects the Employee Participants and determines the terms and conditions of the options. The Stock Option Plan provides for the issuance of options up to 500,000 shares of Common Stock at exercise prices equal to the stock market price on the date of grant to Employee

    Participants, subject to certain adjustments reflecting changes in the Company's capitalization. Information regarding the Stock Option Plan is as follows:


                                                                     1996                          1995
                                                             --------------------------  --------------------------
                                                              Shares                        Shares
                                                              Under        Exercise         Under        Exercise
                                                              Option        Prices          Option        Prices
----------------------------------------------------------------------------------------  --------------------------
Outstanding at beginning of year                              120,750    $8.00-10.00              -         $  -
    Granted                                                   139,000         15.125        133,750     8.00-10.00
    Exercised                                                  (6,625)          8.00              -            -
    Forfeited                                                  (4,875)   8.00-15.125        (13,000)          8.00
--------------------------------------------------------------------------------------------------------------------

Outstanding at end of year                                    248,250   $8.00-15.125        120,750    $8.00-10.00
--------------------------------------------------------------------------------------------------------------------

Exercisable at end of year                                     27,625    $8.00-10.00              -         $  -
--------------------------------------------------------------------------------------------------------------------

Weighted average fair value of
    options granted                                           $  9.51                       $  4.23
--------------------------------------------------------------------------------------------------------------------


    INDEPENDENT DIRECTOR STOCK OPTION PLAN:

    In February 1996, the Company's board of directors approved the Tower Automotive, Inc. Independent Director Stock Option Plan (the Director Option Plan) that provides for the issuance of options to Independent Directors, as defined, to acquire up to 100,000 shares of the Company's Common Stock, subject to certain adjustments reflecting changes in the Company's capitalization. The option exercise price must be at least equal to the fair value of the Common Stock at the time the option is issued. Vesting is determined by the Board of Directors at the date of grant and in no event can be less than six months from the date of grant. As of December 31, 1996, the Company had granted stock options under this plan to acquire 22,500 shares of Common Stock at an exercise price of $15.125 per share. None of these director options were exercisable or vested at December 31, 1996.

    EMPLOYEE STOCK PURCHASE PLAN:

    The Company also sponsors an employee stock discount purchase plan which provides for the sale of up to 500,000 shares of the Company's Common Stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85% of the market value of the Company's Common Stock at the date of purchase, as defined. During the year ended December 31, 1996, 18,350 shares of Common Stock were issued to employees pursuant to this plan and during the year ended December 31, 1995, 4,143 shares of Common Stock were issued. The weighted average fair value of shares sold in 1996 and 1995 were $14.32 and $8.11, respectively.

    STOCK-BASED COMPENSATION PLANS:

    As discussed above, the Company has two stock option plans, the Stock Option Plan and the Independent Director Stock Option Plan, and an Employee Stock Purchase Plan. The

    Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No.
    123), the Company's pro forma net income and pro forma earnings per share would have been as follows (in thousands):

                                                  Years Ended December 31,
                                                  ------------------------
                                                     1996          1995
                                                  ---------     ----------

Net income applicable        As Reported          $  20,765     $  12,247
  to common stockholders     Pro Forma            $  20,611     $  12,213

Net income per common and    As Reported            $  1.55       $  1.05
  common equivalent share    Pro Forma              $  1.54       $  1.04


    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The effect of the stock offered under the Employee Stock Purchase Plan was not material for 1996 and 1995.

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 5.57% in 1996 and 6.5%, 6.9% and 6.93% in 1995; expected life of seven years for 1996 and 1995; expected volatility of 56% in 1996 and 35%, 37% and 41% in 1995.

    OTHER COMMON STOCK EQUIVALENTS:

    In connection with the acquisition of Edgewood in May 1994, the Company issued an option to acquire 102,984 shares of Common Stock at an exercise price of $6.55 per share. The options expire in 2004. As of December 31, 1996, 34,328 options were vested and exercisable.

    In connection with the acquisition of MSTI in May 1996, the Company issued warrants to MascoTech to acquire 200,000 shares of Common Stock at an exercise price of $18 per share. The warrants expire in 2006.

5.  LONG-TERM DEBT:

    Long-term debt consisted of the following (in thousands):

                                                              December 31,
                                                       -----------------------
                                                          1996          1995
                                                       ---------     ---------
Revolving credit facility, due January 2001,
    interest at prime or LIBOR plus .75% (8.5% at
    December 31, 1995)                                 $     -       $  18,631
Series A senior notes, due June 1, 2006, interest
    at 7.65% payable semi-annually                        40,000           -
Series B senior notes, due June 1, 2008, interest
    at 7.82% payable semi-annually                        25,000           -
Industrial development revenue bonds, due
    June 1, 2024, interest payable monthly at a rate
    adjusted weekly by the bond remarketing agent
    (5.82% at December 31, 1996 and 5.85% at
    December 31, 1995)                                    23,765        23,765
Industrial development revenue bonds, due
    March 1, 2025, interest payable monthly
    at a rate adjusted weekly by the bond
    remarketing agent (5.82% at December 31, 1996 and
    5.85% at December 31, 1995)                           20,000        20,000
Industrial development revenue bonds, due in annual
    installments of $720 through September 2000,
    interest payable monthly at a rate adjusted
    weekly as determined by the bond remarketing
    agent (4.4% at December 31, 1996 and 4.65% at
    December 31, 1995)                                     2,878         3,600
Convertible subordinated notes, due May 2003,
    interest at 5.75% payable quarterly                    2,508         5,000
Other                                                         31            83
                                                       ---------     ---------
                                                         114,182        71,079
Less-Current maturities                                     (722)         (779)
                                                       ---------     ---------
                                                       $ 113,460     $  70,300
                                                       ---------     ---------
                                                       ---------     ---------


    Future maturities of long-term debt as of December 31, 1996 are as follows (in thousands):

         1997                                          $722
         1998                                           720
         1999                                           720
         2000                                         6,434
         2001                                         5,714
         Thereafter                                  99,872
                                                   --------
                                                   $114,182
                                                   --------
                                                   --------

    Included in the Company's credit agreement, as amended (the Credit Agreement), is a revolving credit facility which provides for borrowings of up to $75 million. The Credit Agreement also provides for the issuance of up to $50 million in letters of credit to collateralize the outstanding industrial development revenue bonds. Available credit under this agreement is limited to eligible accounts receivable and inventories, as defined, which exceeded $75 million at December 31, 1996. The weighted average interest rate for borrowings under the revolving credit facility was 6.1% for the year ended December 31, 1996 and 7.4% for the year ended December 31, 1995. In connection with the transaction described in Note 10, the Company obtained a commitment from a bank to refinance the existing Credit Agreement.

    The Company financed the cash portion of the MSTI acquisition through the issuance in two series of Senior Notes having an aggregate principal amount of $65 million. The Senior Notes require the Company to make semi-annual interest payments commencing December 1, 1996, while principal is payable in varying annual installments beginning in 2000. Net proceeds from the sale of the Senior Notes in excess of the amounts used to finance the cash portion of the MSTI acquisition, together with borrowings under the revolving credit facility, were used to repay in full the remaining balance outstanding on a $25 million term loan incurred by the Company in connection with the acquisition of Trylon.

    In connection with the acquisition of Edgewood in May 1994, the Company issued the $5.0 million Convertible Subordinated Notes, which generally are convertible at any time into 823,874 shares of Common Stock. The Convertible Subordinated Notes are subject to prepayment in the event of, and become convertible upon, a sale of the Company and are subordinated to all other debt of the Company which is not expressly subordinated to the Convertible Subordinated Notes. As of December 31, 1996, approximately $2.5 million of these notes had been converted into 410,529 shares of Common Stock.

    In June 1994 and March 1995, the Company issued $25.0 million and $20.0 million, respectively, of industrial development revenue bonds related to the construction and equipping of a manufacturing facility in Bardstown,
    Kentucky.  The bonds are collateralized by letters of credit.    The
    facility will be completed in two phases. The undispersed proceeds from these bonds are invested in treasury securities and reflected as restricted cash in the accompanying consolidated balance sheets. The Company also has approximately $2.9 million in outstanding indebtedness relating to industrial development revenue bonds issued in connection with the construction of its Auburn, Indiana plant. The bonds are collateralized by a letter of credit, certain equipment and a mortgage on this plant.

    The debt agreements described above contain various restrictive covenants which, among other matters, require the Company to maintain certain financial ratios. The agreements also limit additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all debt covenants as of December 31, 1996 and 1995.

6.  INCOME TAXES:

    The income tax provision consisted of the following (in thousands):

                                               Years Ended December 31,
                                        --------------------------------------
                                          1996           1995           1994
                                        --------       --------       --------
Currently payable                       $  7,374       $  2,391       $  2,893
Deferred income tax provision              6,326          5,659          2,149
                                        --------       --------       --------
                                        $ 13,700       $  8,050       $  5,042
                                        --------       --------       --------
                                        --------       --------       --------


    The deferred income tax provision consisted of the following (in thousands):

                                               Years Ended December 31,
                                        --------------------------------------
                                          1996           1995           1994
                                        --------       --------       --------
Depreciation lives and methods          $  3,348       $  2,624       $    542
Accrued compensation costs                  (915)         1,064            316
Other reserves and accruals                3,893          1,971          1,291
                                        --------       --------       --------
Net deferred income tax provision       $  6,326       $  5,659       $  2,149
                                        --------       --------       --------
                                        --------       --------       --------


    A reconciliation of income taxes computed at the statutory rates to the reported income tax provision is as follows for the years ended December 31 (in thousands):

                                               Years Ended December 31,
                                        --------------------------------------
                                          1996           1995           1994
                                        --------       --------       --------
Taxes at federal statutory rates        $ 12,018       $  7,042       $  4,341
State income taxes, net of
    federal benefit                        1,199            829            496
Effect of permanent differences,
    primarily goodwill
    amortization                             483            179            205
                                        --------       --------       --------

Provision for income taxes              $ 13,700       $  8,050       $  5,042
                                        --------       --------       --------
                                        --------       --------       --------

    Current deferred income taxes as of December 31, 1996 and 1995 are not material and accordingly are included in the deferred income tax liability. A summary of deferred income tax liabilities (assets) is as follows as of December 31 (in thousands):

                                                         1996           1995
                                                      ---------      ---------
Depreciation lives and methods                        $  28,770       $  8,485
Postretirement benefit obligations                       (5,486)        (4,084)
Accrued compensation costs                               (2,453)          (947)
Other reserves and accruals not
    currently deductible for tax purposes                (8,529)        (4,494)
Valuation allowance                                           -          2,345
                                                      ---------      ---------
Net deferred income tax liability                     $  12,302       $  1,305
                                                      ---------      ---------
                                                      ---------      ---------


    As of December 31, 1995, the Company had provided a valuation allowance for certain deferred tax assets as their realization was not reasonably assured. During 1996, the Company determined it was more likely than not that the deferred tax assets would be realized. Accordingly, the valuation allowance was eliminated as a reduction to goodwill.

7.  MAJOR CUSTOMERS:

    The Company sells its products directly to automobile manufacturers. Following is a summary of customers that accounted for more than 10% of consolidated revenues for the three years in the period ended December 31, 1996:



                                            1996           1995           1994
                                            ----           ----           ----
    Ford                                     67%            68%            68%

    Honda                                     9%            15%            11%

    Chrysler                                 10%            10%             9%

    Receivables from these customers represented 70% of total accounts receivable at December 31, 1996 and 85% of total accounts receivable at December 31, 1995.

8.  COMMITMENTS:

    RETIREMENT PLANS:

    The Company contributes to a union sponsored multi-employer pension plan providing defined benefits to certain Michigan hourly employees. Contributions to the pension plan are based on rates set forth in the Company's union contracts. The expense related to this plan was $852,000 for the year ended December 31, 1996, $788,000 for the year ended December 31, 1995 and $680,000 for the year ended December 31, 1994. The plan was substantially fully funded as of the latest valuation date.

    The Company also has a qualified profit sharing retirement plan and 401(k) employee savings plan covering certain salaried and hourly employees. The expense related to these plans was $2,803,000 during 1996, $1,157,000 during 1995 and $1,137,000 during 1994.

    The Company sponsors 401(k) employee savings plans covering certain union employees. The Company matches a portion of the employee contributions made to these plans. The expense under these plans in each of the three years in the period ended December 31, 1996 was not material.

    The Company's UAW Retirement Income Plan covers substantially all union employees at its Kalamazoo and Bluffton facilities. Benefits under the plan are based on years of service. Contributions by the Company are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company's funding policy is to contribute annually the amounts sufficient to meet the higher of the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or the minimum funding requirements under the Company's UAW contract. Net pension expense for the years ended December 31, 1996, 1995 and 1994 consisted of the following (in thousands):


                                                                1996           1995           1994
                                                               ------         ------         ------
Service cost-benefits earned during the period                 $  219         $  117         $   51
Interest cost on projected benefit obligation                     219            170             77
Return on plan assets                                            (337)          (504)            83
Net amortization and deferral                                     136            282           (192)
                                                               ------         ------         ------

Net pension expense                                            $  237         $   65         $   19
                                                               ------         ------         ------
                                                               ------         ------         ------


    The following table sets forth the UAW plan's funded status as of December 31 (in thousands):

                                                         1996           1995
                                                       --------       --------

Actuarial present value of:
    Vested benefit obligation                          $  2,464       $  2,509
                                                       --------       --------
                                                       --------       --------
    Accumulated and projected benefit
         obligation                                    $  3,031       $  3,113
Plan assets at fair value                                 3,146          2,838
                                                       --------       --------
    Projected benefit obligation
          (greater) less than plan assets                   115           (275)
Unrecognized net transition asset                          (223)          (254)
Unrecognized prior service cost                             770            706
Additional minimum liability                                (70)          (694)
Unrecognized net loss (gain)                               (350)           242
                                                       --------       --------
Prepaid (accrued) pension costs                        $    242       $   (275)
                                                       --------       --------
                                                       --------       --------

    The discount rate used in determining the actual present value of the projected benefit obligation was 7.5% in 1996 and 7% 1995. The expected long-term rate of return on plan assets was 8% for December 31, 1996 and 1995. Plan assets consist principally of mutual funds invested in bonds and equity securities.

    DEFERRED COMPENSATION PLAN:

    The Company had salary continuation agreements with three employees which provided for certain payments beginning with the later of retirement or attainment of age 62, or in the event of death or disability. During 1995 two of these employees received payments totaling $529,000 as a result of their retirement. The expense under this plan has not historically been significant. The Company's total obligation under these agreements was $334,000 as of December 31, 1996 and $318,000 as of December 31, 1995 and was included in noncurrent liabilities in the accompanying consolidated balance sheets.

    POSTRETIREMENT PLANS:

    The Company provides certain medical insurance benefits for retired employees. Certain employees of the Company are eligible for these benefits if they remain employed until age 55 or 59 and fulfill other eligibility requirements specified by the plans. Certain retirees between the ages of 55 and 62 must contribute 100% of the group rate for active employees. No contributions are required for retirees 62 or older. Benefits are continued for dependents of eligible retiree participants after the death of the retiree.

    Net periodic postretirement benefit cost consisted of the following for the periods ended December 31 (in thousands):

                                                  1996      1995      1994
                                                 ------    ------    ------
Service cost-benefits earned during the period $ 174 $ 276 $ 175 Interest cost on accumulated postretirement
    benefit obligation                              707       636       463
                                                 ------    ------    ------

Net periodic postretirement benefit cost         $  881    $  912    $  638
                                                 ------    ------    ------
                                                 ------    ------    ------


    The Company funds benefits under the plan as they are incurred. A summary of the accumulated present value of the postretirement benefit obligation included in other noncurrent liabilities as of December 31 is as follows (in thousands):

                                                         1996           1995
                                                       --------       --------
Retirees                                               $  5,920       $  4,613
Active employees eligible to retire                       1,752          1,523
Active employees not eligible to retire                   6,341          4,020
                                                       --------       --------

    Accrued postretirement benefit costs               $ 14,013       $ 10,156
                                                       --------       --------
                                                       --------       --------

    The projected postretirement benefit obligation is calculated using a 7.0% annual rate of increase in per capita claims cost in 1996 and 7.5% in 1995. This rate is assumed to decrease by one half of one percent per year through 1997. In 1998, the rate is assumed to be 6.5% and remain at that level for all years thereafter.

    If the health care cost trend rate were increased one percentage point, the accumulated postretirement benefit obligation and the aggregate of the service and interest cost discussed above would have increased by 12%.

    LEASES:

    The Company leases office and manufacturing space, including the lease described in Note 9, and certain equipment under operating lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Future annual rental commitments at December 31, 1996 under these operating leases are as follows (in thousands):

    Year                                                 Amount
    ----                                                 ------
    1997                                                 $1,799
    1998                                                  1,450
    1999                                                  1,969
    2000                                                    107
    2001                                                     24
    Thereafter                                               52
                                                         ------
                                                         $5,401
                                                         ------
                                                         ------

    Rent commitments associated with acquired facilities which will not be utilized by the Company have been excluded from the above amounts and will be provided for in the recording of the related acquisition, as discussed in Note 3.

9.  RELATED PARTY TRANSACTIONS:

    The Company leases a manufacturing facility from a partnership whose major partners are former stockholders of Edgewood and are current employees of the Company. The lease expires February 28, 1999. Expense under this lease was $475,000 for the year ended December 31, 1996, $454,000 for the year ended December 31, 1995 and $298,000 for the period from the acquisition of Edgewood through December 31, 1994.

    The Company has made payments to Hidden Creek Industries, an affiliate of the Company, for certain acquisition related and other management services totaling $750,000 during 1996 and $833,000 during 1994.

10. AGREEMENT TO ACQUIRE AUTOMOTIVE PRODUCTS COMPANY:

    On January 27, 1997, the Company entered into an agreement to acquire and assume substantially all of the assets and liabilities of Automotive Products Company (APC), a division of A.O. Smith Corporation, for $625 million in cash, subject to certain adjustments. APC, which had revenues of approximately $860 million for the year ended December 31, 1996, designs and manufactures frames, frame components, engine cradles, suspension components and modules for the North American automotive and heavy truck industries. This acquisition is expected to close during the second quarter of 1997. This acquisition will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair value as of the acquisition date, with any excess purchase price recorded as goodwill.

    In connection with this acquisition, the Company agreed to enter into a new credit facility with a bank which will provide a total financing availability of up to $865. The specific terms and conditions of this new credit facility are currently being negotiated with the bank. The new credit facility will also include certain restrictive covenants, which the Company expects will be similar in nature to those in its existing credit agreement. This facility will become effective contemporaneously with the completion of the acquisition discussed above.

    As part of this refinancing, the Company expects a portion of the proceeds from the new credit facility will be used to retire the Senior Notes discussed in Note 5. If the Senior Notes are retired, the Company will record an extraordinary loss of approximately $3 million, net of income taxes, related to prepayment penalties and the write-off of previously capitalized deferred financing costs.

    On February 18, 1997, the Company filed a registration statement on Form S-3 with the Securities and Exchange commission related to the proposed sale of up to 8,500,000 shares of the Company's Common Stock to the public. The Company expects this offering will be completed early in the second quarter of 1997. Proceeds from this offering will be used to fund a portion of the purchase price related to the acquisition discussed above.

    The acquisition of APC will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair values as of the acquisition date. Following is an unaudited pro forma balance sheet of the Company, based on preliminary estimates of the allocation of the purchase price, as if the acquisition of APC and the offering described above had been completed as of December 31, 1996 (in thousands):


ASSETS

Current Assets                                   $       278,871
Property, Plant and Equipment, net                       611,994
Restricted Cash                                           10,833
Other Assets, net                                        301,375
                                                   -------------
                                                 $     1,203,073
                                                   -------------
                                                   -------------

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities                              $       160,720
Long-Term Debt, net of current maturities                388,460
Other Noncurrent Liabilities                             133,516
Stockholders' Investment                                 520,377
                                                   -------------
                                                 $     1,203,073
                                                   -------------
                                                   -------------

    Following are unaudited pro forma results of operations for the year ended December 31, 1996 as if the acquisitions of APC and MSTI, the offering described above and the 1996 Offering had been completed at the beginning of the year (in thousands, except per share data):

Revenues                                              $     1,323,105
                                                        -------------
                                                        -------------
Operating Income                                      $       114,078
                                                        -------------
                                                        -------------
Net Income                                            $        49,680
                                                        -------------
                                                        -------------
Net Income per Common and Common Equivalent Share     $          2.25
                                                        -------------
                                                        -------------

    The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.

11. QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following is a condensed summary of quarterly results of operations for 1996 and 1995 (in thousands except per share amounts):


                                                                                                   Net Income
                                                                                                   Per Common
                                                                                                   and Common
                                          Gross             Operating                              Equivalent
                     Revenues             Profit              Income           Net Income             Share
                    ---------           ---------           ---------          ----------          ----------
1996:
    First           $  68,921           $  10,515           $   6,626           $   3,188           $    0.28
    Second             96,521              15,351              10,307               5,302                0.44
    Third             114,583              17,041              10,155               5,236                0.36
    Fourth            119,900              18,728              12,352               6,911                0.47
                    ---------           ---------           ---------          ----------          ----------
                    $ 399,925           $  61,635           $  39,440           $  20,637           $    1.55
                    ---------           ---------           ---------          ----------          ----------
                    ---------           ---------           ---------          ----------          ----------

1995:
    First           $  58,423           $   9,696           $   5,810           $   3,296           $    0.29
    Second             55,175               9,689               5,658               3,060                0.27
    Third              51,166               8,012               4,126               2,250                0.20
    Fourth             58,037              10,016               6,326               3,465                0.30
                    ---------           ---------           ---------          ----------          ----------
                    $ 222,801           $  37,413           $  21,920           $  12,071           $    1.05
                    ---------           ---------           ---------          ----------          ----------
                    ---------           ---------           ---------          ----------          ----------



    The sum of the per share amounts for the year ended December 31, 1995 does not equal the total for the year due to the effects of rounding.

STOCK INFORMATION

Tower Automotive, Inc.'s Common Stock trades on the New York Stock Exchange under the symbol TWR. Prior to February 19, 1997, the Company's Common Stock traded on the Nasdaq National Market under the symbol TWER. The following stock prices were obtained from Nasdaq reports:

Stock Price by Quarter

1996                                   LOW            HIGH
Fourth Quarter. . . . . . . .         24             32 1/8
Third Quarter . . . . . . . .         23 3/4         27
Second Quarter. . . . . . . .         16             25 1/4
First Quarter . . . . . . . .         14 1/8         16 1/8


1995                                   LOW            HIGH
Fourth Quarter. . . . . . . .         13 1/8         17 1/2
Third Quarter . . . . . . . .         10 3/8         14 1/2
Second Quarter. . . . . . . .          8 1/4         10 1/2
First Quarter . . . . . . . .          7 1/2         10 5/8