Form 10-K, Exhibit 13
period 1997-12-31
TOWER AUTOMOTIVE INC
filed 1998-03-31
CIK 925548

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996

REVENUES

Revenues for the year ended December 31, 1997 increased by $835.9 million to $1.2 billion compared to $399.9 million for the year ended December 31, 1996. Approximately $803.9 million of the increase in revenues over 1996 is attributable to the acquisitions of MascoTech Stamping Technologies, Inc. ("MSTI") in May 1996, Automotive Products Company ("APC") in April 1997 and Societa Meccanica e Stampaggio S.p.A. ("SIMES") in May 1997. The remaining increase is due to new business awarded to the Company, including business relating to the Ford Escort, Econoline and Expedition, Dodge Durango, Dakota and Ram Club Cab pick-ups and Toyota Camry.

COST OF SALES

Cost of sales as a percentage of revenues for the year ended December 31, 1997 was 85.7 percent compared to 84.6 percent for the year ended December 31, 1996. The decrease in gross margin was due to a higher proportion of components purchased from outside suppliers as a result of the MSTI and APC acquisitions and launch costs associated with new business. These decreases were partially offset by operating efficiencies and enhanced productivity.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $57.9 million, or
4.7 percent of revenues, for the year ended December 31, 1997 compared to $20.0 million, or 5.0 percent of revenues, for the year ended December 31, 1996. The increased expense was due primarily to incremental costs associated with the Company's acquisitions of MSTI in 1996 and APC and SIMES in 1997.

AMORTIZATION EXPENSE

Amortization expense for the year ended December 31, 1997 was $9.5 million compared to $2.2 million for the year ended December 31, 1996. The increase was due to incremental goodwill amortization related to the acquisitions of MSTI, APC and SIMES.

INTEREST EXPENSE

Net interest expense for the year ended December 31, 1997 was $29.0 million and $5.1 million for the year ended December 31, 1996. Interest expense was affected by increased borrowings incurred to fund the acquisitions of MSTI, APC and SIMES, offset by more favorable terms related to the Company's borrowings under the new credit agreement entered into in April 1997, the application of the proceeds from the June 1996 offering of 2,232,900 shares of common stock at $24.50 per share, the proceeds from the April 1997 offering of 8,500,000 shares of common stock at $35.00 per share and the proceeds from the July 1997 offering of $200 million of 5 percent Convertible Subordinated Notes. In addition, interest expense for the year ended December 31, 1997 includes a $2 million non-cash charge related to the recognition of a loss position on an interest rate contract.

INCOME TAXES

The effective income tax rate was 39.9 percent for the years ended December 31, 1997 and 1996. The effective rates differed from the statutory rates primarily as a result of state taxes and non-deductible goodwill amortization.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995


REVENUES

Revenues for the year ended December 31, 1996 increased by $177.1 million, or
79.5 percent, to $399.9 million compared to $222.8 million for the year ended December 31, 1995. Approximately $134.3 million of the increase in revenues over 1995 is attributable to the acquisitions of MSTI in May 1996 and Trylon Corporation ("Trylon") in January 1996. The remaining increase is due to new business awarded to the Company, including business relating to the Ford Escort, Econoline and Expedition, Dodge Ram Club Cab pick-up and Toyota Camry. These increases were partially offset by production decreases in the first half of the year on key models served by the Company, including the Ford Aerostar, Villager, Econoline and Chrysler Intrepid/Concorde/Vision.

COST OF SALES

Cost of sales as a percentage of revenues for the year ended December 31, 1996 was 84.6 percent compared to 83.2 percent for the year ended December 31, 1995. The decrease in gross margin was due to a higher proportion of components purchased from outside suppliers as a result of the MSTI and Trylon acquisitions and launch costs associated with new business. These decreases were partially offset by operating efficiencies and enhanced productivity.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $20.0 million, or
5.0 percent of revenues, for the year ended December 31, 1996 compared to $14.3 million, or 6.4 percent of revenues, for the year ended December 31, 1995. The per-

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED


centage decrease related to revenues reflects the economies of scale of higher gross sales. The increased expense was due primarily to incremental costs associated with the Company's acquisitions of MSTI and Trylon in 1996.

AMORTIZATION EXPENSE

Amortization expense for the year ended December 31, 1996 was $2.2 million compared to $1.2 million for the year ended December 31, 1995. The increase was due to incremental goodwill amortization related to the acquisitions of MSTI and Trylon.

INTEREST EXPENSE

Net interest expense for the year ended December 31, 1996 was $5.1 million compared to $1.8 million for the year ended December 31, 1995. The increase was due principally to increased borrowings incurred to fund the acquisitions of MSTI and Trylon, partially offset by the application of the proceeds from the June 1996 offering of 2,232,900 shares of common stock at $24.50 per share, and the absence of capitalization of interest costs for the new Bardstown, Kentucky plant that was under construction during 1995.

INCOME TAXES

The effective income tax rate was 39.9 percent for the year ended December 31, 1996 and 40.0 percent for the year ended December 31, 1995. The effective rates differed from the statutory rates primarily as a result of state taxes and nondeductible goodwill amortization.

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

LIQUIDITY AND CAPITAL RESOURCES

In connection with the acquisition of APC, the Company entered into a revolving credit facility that provides for borrowings of up to $750 million on an unsecured basis. Under the terms of the credit facility, the equivalent of up to $60 million in borrowings can be denominated in foreign currency. As of December 31, 1997, approximately $51.4 million of the $465.6 million outstanding borrowings are denominated in lira. The amount available under the revolving credit facility reduces to $675 million in April 2000, $600 million in April 2001 and $500 million in April 2002. The credit facility has a final maturity of April 2003. Interest on the credit facility is at the prime rate or LIBOR plus a margin ranging from 17 to 50 basis points depending upon the ratio of the consolidated indebtedness of the Company to its total capitalization. The weighted average interest rate for such borrowings was 6.5 percent for the year ended December 31, 1997.

      In July 1997, the Company completed the offering of $200 million of Convertible Subordinated Notes (the "Notes"). The Notes bear interest at 5 percent, are unsecured, due on August 1, 2004 and are convertible into Tower Automotive common stock at a conversion price of $51.75 per share. The Company may make optional redemptions of the Notes after August 1, 2000 at amounts ranging from 102.857 percent to 100.714 percent of face value. In the event of a change in control (as defined), the holders of the Notes may require the Company to redeem the Notes at face value plus accrued interest. Proceeds from the Notes were used to repay outstanding indebtedness under the revolving credit facility.

      Effective October 1997, the Company is party to interest rate swap contracts to hedge against interest rate exposures on certain floating-rate indebtedness. These contracts, which expire in November 2002, have the effect of converting the floating-rate interest related to a notional amount of $300 million of borrowings outstanding under the revolving credit facility into a fixed-rate of approximately 6.75 percent. This interest rate swap contract was executed to balance the Company's fixed-rate and floating-rate debt portfolios. Under the interest rate swaps, the Company agrees with the other party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

      The Company financed the cash portion of the MSTI acquisition through the issuance of two series of Senior Notes having an aggregate principal amount of $65 million, with interest rates of 7.65 percent and 7.82 percent and final maturities of 2006 and 2008. The Senior Notes were retired in connection with the April 1997 offering of 8,500,000 shares of common stock at $35.00 per share (the "Offering") and the new revolving credit facility described above. In connection with the retirement, the Company paid prepayment penalties and wrote off deferred financing costs which resulted in an extraordinary loss, net of income taxes, of approximately $2.4 million.

      The debt agreements described above contain various restrictive covenants which, among other matters, require the Company to maintain certain financial ratios, including

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED



but not limited to interest coverage, debt to capital and total leverage. The agreements also limit additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all debt covenants as of December 31, 1997 and 1996.

      On April 19, 1997, the Company acquired APC, a division of A.O. Smith Corporation. The aggregate purchase price was approximately $700 million and was financed with the proceeds from the Offering and borrowings under the new credit facility described above. APC, which has 15 facilities, designs and manufactures frames, frame components, engine cradles, suspension components and modules for the North American automotive and heavy truck industries.

      On May 9, 1997, the Company acquired SIMES, headquartered in Turin, Italy. SIMES designs and manufactures structural metal components in two facilities in Italy, principally for Fiat. The purchase price was approximately $50.7 million and was financed with borrowings under the Company's revolving credit facility. The Company may pay an additional $3 million in the future if certain operating targets are met by SIMES.

      On October 9, 1997, the Company completed an agreement to become a partner in Metalsa S.A. de C.V. (Metalsa S. de R.L. as of January 1, 1998) ("Metalsa") with Promotora de Empresas Zano, S.A. de C.V. ("Proeza"). Metalsa is the largest supplier of vehicle frames and structures in Mexico. Under the terms of the agreement, the Company acquired a 40 percent equity interest in Metalsa. In addition, the parties have entered into a technology sharing arrangement that will enable both companies to utilize the latest available product and process technology. Metalsa is headquartered in Monterrey, Mexico and has manufacturing facilities in Monterrey and San Luis Potosi, Mexico. Metalsa's customers include Chrysler, General Motors, Ford, Nissan and Mercedes. In connection with this agreement, the Company paid $120 million to Proeza, with an additional amount of up to $45 million payable based upon the net earnings of Metalsa in 1998, 1999 and 2000. The investment in Metalsa was financed with proceeds from borrowings under the Company's revolving credit facility.

      During the year ended December 31, 1997, the Company generated $100.9 million of cash from operations, which was used to partially fund capital expenditures.

      The Company has made substantial investments in manufacturing technology and product design capability to support its products. The Company made capital expenditures of approximately $117.4 million during the year ended December 31, 1997, primarily for equipment and dedicated tooling purchases related to new or replacement programs.

      The Company believes the borrowing availability under the new credit agreement, together with funds generated by operations, should provide the Company with the liquidity and capital resources to pursue its business strategy through 1998, with respect to working capital, capital expenditures and other operating needs. Under present conditions, management does not believe access to funds will restrict its ability to pursue its acquisition strategy.

EFFECTS OF INFLATION

Inflation generally affects the Company by increasing the interest expense of floating-rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has not significantly affected the Company's business over the past 12 months. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards.

YEAR 2000

The Company is in the process of modifying its computer systems to accommodate the year 2000 and currently expects to complete this modification sufficiently in advance of the year 2000 so as not to adversely affect its operations. The Company does not expect to incur more than $5 million of total costs in connection with these year 2000 modifications. Failure of the Company to make required modifications on a timely basis or the inability of other companies with which the Company does business to complete their year 2000 modifications on a timely basis, could adversely effect the Company's operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During June 1997, the Financial Accounting Standards Board released SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display in the financial statements of total net income and the components of all other nonowner changes in equity, referred to as comprehensive income. SFAS No. 131 requires disclosure of business and geographic segments in the consolidated financial statements of the Company. The Company will adopt SFAS No. 130 and SFAS No. 131 in 1998 and is currently analyzing the impact it will have on the disclosures in its financial statements.

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)                                     DEC. 31, 1997     DEC. 31, 1996
ASSETS

Current Assets:
Cash and cash equivalents....................................................    $         -       $    39,596
Accounts receivable..........................................................        219,256            61,073
Inventories..................................................................         73,809            21,864
Prepaid tooling and other....................................................         78,217            18,421
                                                                                 ------------------------------
     Total current assets....................................................        371,282           140,954
                                                                                 ------------------------------
Property, Plant and Equipment, net...........................................        698,511           156,248
Restricted Cash..............................................................          7,902            10,833
Deferred Income Taxes........................................................         14,108                 -
Investments in Joint Ventures................................................        147,188                 -
Goodwill, net of accumulated amortization of $11,837 and $3,791..............        408,048            85,638
Other Assets, net of accumulated amortization of $4,512 and $585.............         33,049             8,922
                                                                                 ------------------------------
                                                                                 $ 1,680,088       $   402,595
                                                                                 ------------------------------
                                                                                 ------------------------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
Current maturities of long-term debt and capital lease obligations...........    $     5,004       $       722
Accounts payable.............................................................        143,902            32,280
Accrued liabilities..........................................................         81,784            22,429
                                                                                 ------------------------------
     Total current liabilities...............................................        230,690            55,431
                                                                                 ------------------------------
Long-Term Debt, net of current maturities....................................        513,653           113,460

Obligations Under Capital Leases, net of current maturities..................         30,281                 -

Convertible Subordinated Notes...............................................        200,000                 -

Other Noncurrent Liabilities.................................................        190,185            51,827
                                                                                 ------------------------------
Commitments and Contingencies (Notes 3, 4 and 8)

Stockholders' Investment:
Preferred stock, par value $1; 5,000,000 shares authorized; no shares
     issued or outstanding...................................................              -                 -
Common stock, par value $.01; 200,000,000 shares authorized;
     22,987,745 and 14,283,793 issued and outstanding........................            230               143
Warrants to acquire common stock.............................................          2,000             2,000
Additional paid-in capital...................................................        423,655           136,584
Retained earnings............................................................         89,394            43,150
                                                                                 ------------------------------
     Total stockholders' investment..........................................        515,279           181,877
                                                                                 ------------------------------
                                                                                 $ 1,680,088       $   402,595
                                                                                 ------------------------------
                                                                                 ------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE
SHEETS.



                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                YEAR ENDED       YEAR ENDED      YEAR ENDED
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                 DEC. 31, 1997    DEC. 31, 1996   DEC. 31, 1995
Revenues...........................................................           $  1,235,829     $    399,925    $   222,801
Cost of sales......................................................              1,058,720          338,290        185,388
                                                                              ---------------------------------------------
    Gross profit...................................................                177,109           61,635         37,413
Selling, general and administrative expenses.......................                 57,869           20,004         14,308
Amortization expense...............................................                  9,537            2,191          1,185
                                                                              ---------------------------------------------
    Operating income...............................................                109,703           39,440         21,920
Other (income) expense:
    Interest expense...............................................                 36,651            7,636          2,027
    Interest income................................................                 (7,689)          (2,533)          (228)
    Equity in earnings of joint ventures...........................                   (227)               -              -
                                                                              ---------------------------------------------
                                                                                    28,735            5,103          1,799
                                                                              ---------------------------------------------
    Income before provision for income taxes.......................                 80,968           34,337         20,121
Provision for income taxes.........................................                 32,290           13,700          8,050
                                                                              ---------------------------------------------
    Income before extraordinary item...............................                 48,678           20,637         12,071
Extraordinary item - loss on early extinguishment
    of debt, net of income taxes...................................                  2,434                -              -
                                                                              ---------------------------------------------
          Net income...............................................           $     46,244     $     20,637    $    12,071
                                                                              ---------------------------------------------
                                                                              ---------------------------------------------
Basic earnings per share (Note 4):
    Income before extraordinary item...............................           $       2.39     $       1.63    $     1.11
    Extraordinary item.............................................                   (.12)               -             -
                                                                              ---------------------------------------------
          Net income...............................................           $       2.27     $       1.63    $     1.11
                                                                              ---------------------------------------------
                                                                              ---------------------------------------------
Diluted earnings per share (Note 4):
    Income before extraordinary item...............................           $       2.28     $       1.55    $     1.05
    Extraordinary item.............................................                   (.10)               -             -
                                                                              ---------------------------------------------
          Net income...............................................           $       2.18     $       1.55    $     1.05
                                                                              ---------------------------------------------
                                                                              ---------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.


                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       16

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


                                                            COMMON STOCK                                                   WARRANTS
                                                     ----------------------------      ADDITIONAL         RETAINED       TO ACQUIRE
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)                SHARES      AMOUNT    PAID-IN CAPITAL         EARNINGS     COMMON STOCK
Balance, December 31, 1994........................      10,826,246    $     108      $    62,589       $    10,442         $      -
Sales of stock under Employee
  Stock Discount Purchase Plan....................           4,143            -               34                 -                -
Collection of common stock
  subscriptions receivable........................               -            -              341                 -                -
Net income........................................               -            -                -            12,071                -
                                                -----------------------------------------------------------------------------------
Balance, December 31, 1995........................      10,830,389          108           62,964            22,513                -
Conversion of Edgewood notes......................         410,529            4            2,488                 -                -
Exercise of options...............................           6,625            -               48                 -                -
Sales of stock under Employee
  Stock Discount Purchase Plan....................          18,350            1              262                 -                -
Collection of common stock
  subscriptions receivable........................               -            -              322                 -                -
Public offering of common stock, net..............       2,232,900           22           51,275                 -                -
Issuance of shares and warrants
  in acquisition of MSTI..........................         785,000            8           19,225                 -            2,000
Net income........................................               -            -                -            20,637                -
                                                -----------------------------------------------------------------------------------
Balance, December 31, 1996........................      14,283,793          143          136,584            43,150            2,000
Conversion of Edgewood notes......................         112,751            1              683                 -                -
Exercise of options...............................          26,300            -              235                 -                -
Sales of stock under Employee Stock
  Discount Purchase Plan..........................          64,901            1            1,575                 -                -
Collection of common stock
  subscriptions receivable........................               -            -               78                 -                -
Public offering of common stock, net..............       8,500,000           85          284,478                 -                -
Cumulative translation adjustment.................               -            -               22                 -                -
Net income........................................               -            -                -            46,244                -
                                                -----------------------------------------------------------------------------------
Balance, December 31, 1997........................      22,987,745    $     230      $   423,655       $    89,394         $  2,000
                                                -----------------------------------------------------------------------------------
                                                -----------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.



                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       17

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED           YEAR ENDED         YEAR ENDED
(AMOUNTS IN THOUSANDS)                                                 DEC. 31, 1997        DEC. 31, 1996      DEC. 31, 1995
Operating Activities:
Net income........................................................     $    46,244       $     20,637          $  12,071
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization...................................          47,966             12,754              6,549
  Deferred income tax provision...................................          24,980              6,326              5,659
  Extraordinary loss on extinguishment of debt....................           2,434                  -                  -
  Changes in other operating items:
      Accounts receivable.........................................         (32,620)             5,967             (4,124)
      Inventories.................................................          13,052               (693)               468
      Prepaid tooling and other...................................          (8,122)            (1,091)              (922)
      Accounts payable and accrued liabilities....................          31,765             (3,354)             2,323
      Other assets and liabilities................................         (24,795)           (10,497)            (8,119)
                                                                       ---------------------------------------------------
      Net cash provided by operating activities...................         100,904             30,049             13,905
                                                                       ---------------------------------------------------
Investing Activities:
Capital expenditures, net.........................................        (117,379)           (16,253)           (26,148)
Acquisitions, net of cash acquired................................        (765,063)           (76,223)                 -
Acquisition of joint venture interest and other...................        (127,438)                 -                  -
Change in restricted cash.........................................           2,931              3,552             (7,906)
                                                                       ---------------------------------------------------
      Net cash used for investing activities......................      (1,006,949)           (88,924)           (34,054)
                                                                       ---------------------------------------------------
Financing Activities:
Proceeds from borrowings..........................................       1,122,044            197,813            183,103
Repayments of debt................................................        (733,873)          (152,229)          (162,427)
Net proceeds from issuance of common stock........................         286,139             51,560                 34
Net proceeds from issuance of convertible debt....................         194,892                  -                  -
Cash portion of extraordinary loss on extinguishment of debt......          (3,010)                 -                  -
Other, net........................................................             257                370                341
                                                                       ---------------------------------------------------
      Net cash provided by financing activities...................         866,449             97,514             21,051
                                                                       ---------------------------------------------------
Net Change in Cash and Cash Equivalents...........................         (39,596)            38,639                902

Cash and Cash Equivalents:
Beginning of period...............................................          39,596                957                 55
                                                                       ---------------------------------------------------
End of period.....................................................     $         -       $     39,596          $     957
                                                                       ---------------------------------------------------
                                                                       ---------------------------------------------------
Supplemental Cash Flow Information:
Cash paid for-
  Interest, net of amounts capitalized............................     $    25,394       $      7,372          $   2,993
                                                                       ---------------------------------------------------
                                                                       ---------------------------------------------------
  Income taxes....................................................     $    10,661       $      6,091          $   1,702
                                                                       ---------------------------------------------------
                                                                       ---------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.


                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION
Tower Automotive, Inc. (the Company) produces a broad range of stamped and welded assemblies for vehicle body structures and suspension systems for the global automotive industry. The Company has 35 locations in the United States, Canada, Italy and Japan, a facility in China through its joint venture investment in China (see Note 2) and two in Mexico through its joint venture investment in Metalsa (see Note 3).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Tower Automotive, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      As part of the acquisition of APC (see Note 3), the Company acquired a 60 percent joint venture interest to produce certain parts in China. This investment is accounted for using the equity method as a result of the Company's voting rights and general business restrictions within China. The Company's investment in Metalsa (see Note 3) is also accounted for using the equity method.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

INVENTORIES
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

      Inventories consisted of the following (in thousands):

                                                       DEC. 31, 1997  DEC. 31, 1996
Raw materials........................................     $  14,601     $   9,517
Work in process......................................        38,763         5,949
Finished goods.......................................        20,445         6,398
                                                          -----------------------
                                                          $  73,809     $  21,864
                                                          -----------------------
                                                          -----------------------

CUSTOMER TOOLING AND OTHER DESIGN COSTS
Customer tooling represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products. Once customer approval is obtained for the manufacture of a new product, the Company is reimbursed by its customers for the cost of certain of the tooling, at which time the tooling becomes the property of the customers.

      In addition, the Company has certain other tooling and design costs related to previously proven product designs which are reimbursed by the Company's customers as the related product is sold through an incremental increase in each product's unit selling price. Such costs are capitalized and amortized using the unit of production method over the life of the related product. Amounts capitalized and included in other assets were $8.5 million at December 31, 1997 and $3.7 million at December 31, 1996. If the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be realized through the sale of product, a loss is recognized currently.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following (in thousands):

                                                      DEC. 31, 1997   DEC. 31, 1996
Land                                                      $   5,696     $   1,989
Buildings and improvements...........................       126,664        34,417
Machinery and equipment..............................       548,304       118,567
Construction in progress.............................        81,929        21,839
                                                          -----------------------
                                                            762,593       176,812
Less-Accumulated depreciation........................       (64,082)      (20,564)
                                                          -----------------------
      Net property, plant and equipment..............     $ 698,511     $ 156,248
                                                          -----------------------
                                                          -----------------------

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

Buildings and improvements...................................     15 to 40 years
Machinery and equipment......................................      3 to 20 years

      Accelerated depreciation methods are used for tax reporting purposes.

      Interest is capitalized during the construction of major facilities and is amortized over their estimated useful lives. Interest of $3.4 million was capitalized during the year ended December 31, 1997 and $1.2 million was capitalized during the year ended December 31, 1995. No interest was capitalized during the year ended December 31, 1996.

      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       19

OTHER ASSETS
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 40 years. Debt issue costs are amortized on a straight-line basis over the term of the related obligations.

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


FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of the Company's borrowings under the outstanding industrial development revenue bonds approximate fair value as the floating rates applicable to these financial instruments reflect changes in the overall market interest rates.

      The Company is party to interest rate swap contracts to hedge against interest rate exposures on certain floating-rate indebtedness. These contracts, which expire in November 2002, have the effect of converting the floating-rate interest related to a notional amount of $300 million of borrowings outstanding under the revolving credit facility into a fixed-rate of approximately 6.75 percent. This interest rate swap contract was executed to balance the Company's fixed-rate and floating-rate debt portfolios. Under the interest rate swaps, the Company agrees with the other party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amount. While the Company is exposed to credit loss on its interest rate swap in the event of nonperformance by the counterparty to such swap, management believes that such nonperformance is unlikely to occur given the financial resources of the counterparty.

      During the fourth quarter of 1997, the Company entered into an interest rate contract in a notional amount of $75 million, which was not related to a specific debt instrument. Accordingly, the Company adjusted the interest rate contract to its market value as of December 31, 1997. The writedown to fair value of approximately $2 million is included in interest expense in the accompanying consolidated statements of operations.


REVENUE RECOGNITION AND SALES COMMITMENTS
The Company recognizes revenue as its products are shipped to its customers. The Company enters into agreements with its customers at the beginning of a given vehicle's life to produce products. Once such agreements are entered into by the Company, fulfillment of the customers' purchasing requirements is generally the obligation of the Company for the entire production life of the vehicle, generally with terms of three to 10 years. In certain instances, the Company may be committed under existing agreements to supply product to its customers at selling prices which are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable. Losses are discounted at 4 percent and are estimated based upon information available at the time of the estimate, including future production volume estimates, length of the program and selling price and production cost information.


INCOME TAXES
The Company accounts for income taxes under the liability method, whereby deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities.


STOCK OPTIONS
The Company accounts for stock options under the provisions of Accounting Principles Board Opinion (APB) No. 25, under which no compensation expense is recognized when the stock options are granted. The pro forma effects had the Company followed the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 are included in Note 4.


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign operations are translated using the year-end rates of exchange. Results

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       20
of operations are translated using the average rates prevailing throughout the period. Translation gains or losses, which are not material, are accumulated as a component of stockholders' investment.

RECLASSIFICATIONS
Certain amounts previously reported in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation. These reclassifications had no effect on previously reported net income or stockholders' investment.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
During June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display in the financial statements of total net income and the components of all other nonowner changes in equity, referred to as comprehensive income. The Company will adopt SFAS No. 130 in 1998 and has not yet determined the impact it will have on the disclosures in its financial statements.

      During June 1997, the Financial Accounting Standards Board released SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires disclosure of business and geographic segments in the consolidated financial statements of the Company. The Company will adopt SFAS No. 131 in 1998 and is currently analyzing the impact it will have on the disclosures in its financial statements.

NOTE 3. ACQUISITIONS AND INVESTMENT IN JOINT VENTURES
On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon Corporation (Trylon) for total consideration of approximately $25 million. The acquisition was financed with the proceeds of a $25 million term loan. Trylon manufactures metal stampings and assemblies for the North American automotive industry from four facilities in Traverse City, Michigan.

      On May 31, 1996, the Company acquired all of the outstanding common stock of MascoTech Stamping Technologies, Inc. (MSTI), a wholly owned subsidiary of MascoTech, Inc. (MascoTech). Consideration consisted of $55 million in cash, 785,000 shares of the Company's Common Stock and warrants to acquire 200,000 shares of the Company's Common Stock at an exercise price of $18 per share. The Company may also make additional payments of up to $30 million to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. The amounts to be paid to MascoTech are equal to two times the amount by which operating profit, as defined, of the MSTI facilities exceeds $24 million each year. Based on results of operations of the MSTI facilities through December 31, 1997, $4 million in contingent payments are due and have been accrued and recorded as additional goodwill. MSTI manufactures metal chassis and suspension components and assemblies for the North American automotive industry from facilities in Ohio, Indiana and Michigan.

      On April 18, 1997, the Company acquired and assumed substantially all of the assets and liabilities of Automotive Products Company (APC), a division of A.O. Smith Corporation. The aggregate purchase price consisted of approximately $700 million in cash and was financed with the proceeds from the Offering (see Note 4) and borrowings under the new credit facility (see
Note 5). APC, which has 15 facilities, designs and manufactures frames, frame components, engine cradles, suspension components and modules for the North American automotive and heavy truck industries.

      On May 9, 1997, the Company acquired all of the outstanding common stock of Societa Industria Meccanica e Stampaggio S.p.A. (SIMES). SIMES, headquartered in Turin, Italy, designs and manufactures structural metal components in two facilities in Italy, principally for Fiat. The purchase price, which consisted of $50.7 million in cash, was financed with borrowings under the Company's revolving credit facility. The Company may pay an additional $3 million in the future if certain operating performance targets are met by SIMES.

      These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The assets and liabilities of APC and SIMES have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Company does not believe the final allocations of the purchase price will be materially different than the preliminary allocations. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Additional purchase liabilities recorded included approximately $18.4 million for costs associated with the shutdown and consolidation of certain acquired facilities and $8.9 million for severance and related costs. At December 31, 1997, liabilities of approximately $16.9 million for facility-related costs and $7.5 million in severance costs remain on the consolidated balance sheet. Results of operations for these acquisitions have been included

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       21
in the accompanying consolidated financial statements since the dates of acquisition.

      On October 9, 1997, the Company completed an agreement to become a partner in Metalsa S.A. de C.V. (Metalsa S. de R.L. as of January 1, 1998) (Metalsa) with Promotora de Empresas Zano, S.A. de C.V. (Proeza). Metalsa is the largest supplier of vehicle frames and structures in Mexico. Under the terms of the agreement, the Company acquired a 40 percent equity interest in Metalsa. In addition, the parties have entered into a technology sharing arrangement that will enable both companies to utilize the latest available product and process technology. Metalsa is headquartered in Monterrey, Mexico and has manufacturing facilities in Monterrey and San Luis Potosi, Mexico. Metalsa's customers include Chrysler, General Motors, Ford, Nissan and Mercedes-Benz. In connection with this agreement, the Company paid approximately $120 million to Proeza, with an additional amount of up to $45 million payable based upon the net earnings of Metalsa in 1998, 1999 and 2000. The investment in Metalsa was financed with proceeds from borrowings under the Company's revolving credit facility.

      The accompanying unaudited consolidated pro forma results of operations for the year ended December 31, 1997 give effect to the following as if they were completed at the beginning of the period: (i) the acquisitions of APC and SIMES and the investment in Metalsa; (ii) the refinancing of the old credit agreement and the redemption of the Senior Notes (see Note 5); (iii) the Offering (as defined in Note 4); and (iv) the sale of the Notes (as defined in Note 5). The results of operations of APC for the period prior to its acquisition date, which are included in the unaudited pro forma financial information, reflect pretax charges of $66.7 million relating to losses to be incurred on certain future contracts, valuation reserves related to capitalized tooling and other assets and the recognition of obligations to certain APC customers. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands, except per share data):

                                                                         PRO FORMA
                                                                        YEAR ENDED
                                                                       DEC. 31, 1997
Revenues.......................................................      $   1,520,803
                                                                     -------------
                                                                     -------------
Net income.....................................................      $      29,389
                                                                     -------------
                                                                     -------------
Basic earnings per share.......................................      $        1.29
                                                                     -------------
                                                                     -------------
Basic shares outstanding.......................................             22,839
                                                                     -------------
                                                                     -------------
Diluted earnings per share.....................................      $        1.33
                                                                     -------------
                                                                     -------------
Diluted shares outstanding.....................................             27,335
                                                                     -------------
                                                                     -------------

NOTE 4. STOCKHOLDERS' INVESTMENT
PUBLIC OFFERINGS OF COMMON STOCK
During 1996, the Company completed an offering of 2,232,900 shares of its Common Stock at an offering price of $24.50 per share (the 1996 Offering) resulting in net proceeds of approximately $51.3 million. Proceeds from the 1996 Offering were used by the Company to retire borrowings under its secured credit agreement and for general corporate purposes.

      During 1997, the Company issued 8,500,000 shares of Common Stock in a public offering at an offering price of $35 per share (the Offering). Net proceeds to the Company, after underwriting discounts and offering expenses, were approximately $285 million. Proceeds from the Offering were used by the Company to partially fund the acquisition of APC.

EARNINGS PER SHARE
Basic earnings per share were computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share were determined on the assumptions: (i) the Edgewood notes were converted at the beginning of the respective periods, and (ii) the Convertible Subordinated Notes were converted upon issuance on July 29, 1997 as follows (in thousands, except per share data):

                                                       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                     DEC. 31, 1997   DEC. 31, 1996   DEC. 31, 1995
Net income...........................................  $    46,244    $   20,637     $    12,071
Interest expense on Edgewood notes, net of tax.......          104           128             176
Interest expense on Convertible Subordinated Notes,
  net of tax.........................................        2,834             -               -
                                                       -------------------------------------------
Net income applicable to common stockholders -
  diluted............................................   $   49,182    $   20,765     $    12,247
                                                       -------------------------------------------
                                                       -------------------------------------------
Weighted average number of common shares outstanding.       20,360        12,683          10,827
Dilutive effect of outstanding stock options and
  warrants after application of the treasury stock
  method.............................................          249           138              46
Dilutive effect of Edgewood notes, assuming
  conversion.........................................          382           603             824
Dilutive effect of Convertible Subordinated Notes,
  assuming conversion................................        1,610             -               -
                                                       -------------------------------------------
Diluted shares outstanding...........................       22,601        13,423          11,697
                                                       -------------------------------------------
                                                       -------------------------------------------
Basic earnings per share.............................   $     2.27    $     1.63     $      1.11
                                                       -------------------------------------------
                                                       -------------------------------------------
Diluted earnings per share...........................   $     2.18    $     1.55     $      1.05
                                                       -------------------------------------------
                                                       -------------------------------------------

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       22

The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's reported earnings per share (EPS) for 1996 and 1995 have been restated as follows:

                                                               1996          1995
Primary EPS as reported..............................     $    1.55     $    1.05
Effect of SFAS No. 128...............................           .08           .06
                                                          -----------------------
Basic EPS as restated................................     $    1.63     $    1.11
                                                          -----------------------
                                                          -----------------------
Fully diluted EPS as reported........................     $    1.55     $    1.05
Effect of SFAS No. 128...............................             -             -
                                                          -----------------------
Diluted EPS as restated..............................     $    1.55     $    1.05
                                                          -----------------------
                                                          -----------------------

STOCK OPTION PLAN
The Company sponsors the 1994 Key Employee Stock Option Plan (the Stock Option Plan), under which any person who is a full-time, salaried employee of the Company (excluding non-management directors) is eligible to participate in the Stock Option Plan (an Employee Participant). A committee of the board of directors selects the Employee Participants and determines the terms and conditions of the options. The Stock Option Plan provides for the issuance of options up to 1,500,000 shares of Common Stock at exercise prices equal to the stock market price on the date of grant to Employee Participants, subject to certain adjustments reflecting changes in the Company's capitalization. Information regarding the Stock Option Plan is as follows:

                                                                         WEIGHTED
                                               SHARES                     AVERAGE
                                                UNDER         EXERCISE   EXERCISE
                                               OPTION           PRICES      PRICE
Outstanding December 31, 1994...............         -    $           -  $      -
    Granted.................................   133,750       8.00-10.00      8.16
    Forfeited...............................   (13,000)            8.00      8.00
                                            -------------------------------------
Outstanding December 31, 1995...............   120,750       8.00-10.00      8.18
    Granted.................................   139,000            15.13     15.13
    Exercised...............................    (6,625)            8.00      8.00
    Forfeited...............................    (4,875)      8.00-15.13     10.19
                                            -------------------------------------
Outstanding December 31, 1996...............   248,250       8.00-15.13     12.04
    Granted.................................   191,250            37.88     37.88
    Exercised...............................   (26,300)      8.00-15.13     10.20
    Forfeited...............................   (15,125)      8.00-37.88     17.11
                                            -------------------------------------
Outstanding December 31, 1997...............   398,075    $  8.00-37.88  $  24.38
                                            -------------------------------------
                                            -------------------------------------


      Of the outstanding options at December 31, 1997, options covering 69,325 shares are currently exercisable with a weighted average exercise price of $10.95 per share.

      The weighted average fair value of options granted during 1997 was $26.70, during 1996 was $9.51 and during 1995 was $4.23.

      As of December 31, 1997, the outstanding stock options granted in 1997 have a remaining contractual life of 10 years, the outstanding stock options granted in 1996 have a remaining contractual life of nine years and the outstanding stock options granted in 1995 have a remaining contractual life of eight years.

INDEPENDENT DIRECTOR STOCK OPTION PLAN
In February 1996, the Company's board of directors approved the Tower Automotive, Inc. Independent Director Stock Option Plan (the Director Option
Plan) that provides for the issuance of options to Independent Directors, as defined, to acquire up to 100,000 shares of the Company's Common Stock, subject to certain adjustments reflecting changes in the Company's capitalization. The option exercise price must be at least equal to the fair value of the Common Stock at the time the option is issued. Vesting is determined by the board of directors at the date of grant and in no event can be less than six months from the date of grant. As of December 31, 1997, the Company had granted stock options under this plan to acquire 22,500 shares of Common Stock at an exercise price of $15.125 per share and 30,000 shares of Common Stock at an exercise price of $37.875 per share. At December 31, 1997, 7,500 of these director options were exercisable or vested.

EMPLOYEE STOCK PURCHASE PLAN
The Company also sponsors an employee stock discount purchase plan which provides for the sale of up to 500,000 shares of the Company's Common Stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's Common Stock at the date of purchase, as defined. During the year ended December 31, 1997, 64,901 shares of Common Stock were issued to employees pursuant to this plan, 18,350 shares of Common Stock were issued during the year ended December 31, 1996, and 4,143 shares of Common Stock were issued during the year ended December 31, 1995. The weighted average fair value of shares sold in 1997, 1996 and 1995 were $24.19, $14.32 and $8.11, respectively.

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       23

STOCK-BASED COMPENSATION PLANS
As discussed above, the Company has two stock option plans, the Stock Option Plan and the Independent Director Stock Option Plan, and the Employee Stock Purchase Plan. The Company has elected to continue to account for these plans under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined as required under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and pro forma earnings per share would have been as follows (in thousands except per share amounts):

                                        YEAR ENDED     YEAR ENDED    YEAR ENDED
                                      DEC. 31, 1997  DEC. 31, 1996 DEC. 31, 1995
 Net income       As Reported........   $   46,244     $  20,637    $   12,071
                  Pro Forma..........       45,722        20,483        12,037

Basic earnings    As Reported........   $     2.27     $    1.63    $     1.11
      per share   Pro Forma..........         2.25          1.61          1.11

Diluted earnings  As Reported........   $     2.18     $    1.55    $     1.05
      per share   Pro Forma..........         2.15          1.54          1.04

      The effect of the stock issued under the Employee Stock Purchase Plan was not material for 1997, 1996 and 1995.

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 6.39 percent in 1997, 5.67 percent in 1996 and 6.64 percent and 7.05 percent in 1995; expected life of seven years for 1997, 1996 and 1995; expected volatility of 67 percent in 1997, 56 percent in 1996 and 35 percent, 37 percent and 41 percent in 1995.

OTHER COMMON STOCK EQUIVALENTS
In connection with the acquisition of Edgewood Tool and Manufacturing Company (Edgewood) in May 1994, the Company issued options to acquire 102,984 shares of Common Stock at an exercise price of $6.55 per share. These options are fully exercisable through 2004. As of December 31, 1997, options to acquire 68,656 shares of Common Stock were exercisable.

      In connection with the acquisition of MSTI in May 1996, the Company issued warrants to MascoTech to acquire 200,000 shares of Common Stock at an exercise price of $18 per share. The warrants expire in 2006.

      In addition, the Company has Convertible Subordinated Notes outstanding as discussed in Note 5.

DIVIDENDS
The Company has not declared or paid any cash dividends in the past. As discussed in Note 5, the Company's debt agreements restrict the amount of dividends the Company can declare or pay. As of December 31, 1997, under the most restrictive debt covenants, the Company could not have paid any cash dividends.

NOTE 5. LONG-TERM DEBT
Long-term debt consisted of the following (in thousands):

                                                     DEC. 31, 1997     DEC. 31, 1996
Revolving credit facility, due April 2003,
   interest at prime or LIBOR plus
   a margin ranging from 17 to 50 basis points
   (6.3% at December 31, 1997).....................     $  465,599     $        -

Series A senior notes, due June 1, 2006,
   interest at 7.65% payable semi-annually,
   repaid during 1997..............................              -         40,000

Series B senior notes, due June 1, 2008,
   interest at 7.82% payable semi-annually,
   repaid during 1997..............................              -         25,000

Industrial development revenue bonds, due in
   lump sum payments in June 2024 and  March 2025,
   interest payable monthly at a rate
   adjusted weekly by the bond remarketing
   agent (6.1% at December 31, 1997 and 5.82%
   at December 31, 1996)...........................         43,765         43,765

Edgewood notes, due May 2003, interest at
   5.75% payable quarterly.........................          1,824          2,508

Other..............................................          3,187          2,909
                                                        -------------------------
                                                           514,375        114,182
Less - Current maturities..........................           (722)          (722)
                                                        -------------------------
                                                        $  513,653     $  113,460
                                                        -------------------------
                                                        -------------------------

      Future maturities of long-term debt as of December 31, 1997 are as follows (in thousands):

1998..........................................................        $       722
1999..........................................................                720
2000..........................................................                718
2001..........................................................                  -
2002..........................................................                  -
Thereafter....................................................            512,215
                                                                      -----------
                                                                      $   514,375
                                                                      -----------
                                                                      -----------

      In connection with the acquisition of APC, the Company entered into a revolving credit facility that provides for borrowings of up to $750 million on an unsecured basis. Under the terms of the credit facility, the equivalent of up to $60 million in borrowings can be denominated in foreign currency. As of December 31, 1997, approximately $51.4 million of the outstanding borrowings are denominated in lira. The amount

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       24
available under the revolving credit facility reduces to $675 million in April 2000, $600 million in April 2001 and $500 million in April 2002. The credit facility has a final maturity of April 2003. Interest on the credit facility is at the prime rate or LIBOR plus a margin ranging from 17 to 50 basis points depending upon the ratio of the consolidated indebtedness of the Company to its total capitalization. The weighted average interest rate for such borrowings was 6.5 percent for the year ended December 31, 1997.

      In July 1997, the Company completed the offering of $200 million of Convertible Subordinated Notes (the Notes). The Notes bear interest at 5 percent, are unsecured, due on August 1, 2004 and are convertible into Tower Automotive Common Stock at a conversion price of $51.75 per share. The Company may make optional redemptions of the Notes after August 1, 2000 at amounts ranging from 102.857 percent to 100.714 percent of face value. In the event of a change in control (as defined), the holders of the Notes may require the Company to redeem the Notes at face value plus accrued interest. Proceeds from the Notes were used to repay outstanding indebtedness under the revolving credit facility.

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

      The Company financed the cash portion of the MSTI acquisition through the issuance of two series of Senior Notes having an aggregate principal amount of $65 million, with interest rates of 7.65 percent and 7.82 percent and final maturities of 2006 and 2008. The Senior Notes were retired in connection with the transactions described in Note 4. In connection with the retirement, the Company paid prepayment penalties and wrote off deferred financing costs which resulted in an extraordinary loss, net of income taxes, of approximately $2.4 million.

      The debt agreements described above contain various restrictive covenants which, among other matters, require the Company to maintain certain financial ratios, including but not limited to interest coverage, debt to capital and total leverage. The agreements also limit additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all debt covenants as of December 31, 1997 and 1996.

NOTE 6. INCOME TAXES
The income tax provision consisted of the following (in thousands):

                                         YEAR ENDED    YEAR ENDED      YEAR ENDED
                                       DEC. 31, 1997  DEC. 31, 1996   DEC. 31, 1995
Currently payable....................    $    7,310     $   7,374       $   2,391
Deferred income tax provision........        24,980         6,326           5,659
                                         ----------------------------------------
                                         $   32,290     $  13,700       $   8,050
                                         ----------------------------------------
                                         ----------------------------------------

      The deferred income tax provision consisted of the following (in thousands):

                                         YEAR ENDED    YEAR ENDED      YEAR ENDED
                                       DEC. 31, 1997  DEC. 31, 1996   DEC. 31, 1995
Depreciation lives and methods.........  $   24,893      $  3,348       $   2,624
Accrued compensation costs.............      (1,539)         (915)          1,064
Other reserves and accruals............       1,626         3,893           1,971
                                         ----------------------------------------
Net deferred income tax provision......  $   24,980      $  6,326       $   5,659
                                         ----------------------------------------
                                         ----------------------------------------

      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision is as follows (in thousands):


                                        YEAR ENDED     YEAR ENDED      YEAR ENDED
                                       DEC. 31, 1997  DEC. 31, 1996   DEC. 31, 1995
Taxes at federal statutory rates.......   $  28,339     $  12,018       $   7,042
State income taxes, net of federal
      benefit..........................       2,227         1,199             829
Effect of permanent differences,
      primarily goodwill amortization..       1,724           483             179
                                          ---------------------------------------
Provision for income taxes.............   $  32,290     $  13,700       $   8,050
                                          ---------------------------------------
                                          ---------------------------------------

      A summary of deferred income tax assets (liabilities) is as follows (in thousands):

                                                      DEC. 31, 1997    DEC. 31, 1996
Current deferred tax assets:
   Accrued compensation costs........................    $   8,448     $    2,453
   Inventory valuation adjustments...................        4,486            496
   Other reserves and accruals not currently
            deductible for tax purposes..............        4,467          1,039
                                                         ------------------------
            Net current deferred tax assets..........    $  17,401     $    3,988
                                                         ------------------------
                                                         ------------------------
Noncurrent deferred tax assets (liabilities):
   Depreciation lives and methods....................    $ (59,679)    $  (28,770)
   Postretirement benefit obligations................       38,982          5,486
   Other reserves and accruals not currently
            deductible for tax purposes..............       34,805          6,994
                                                         ------------------------
            Net noncurrent deferred tax assets
                (liabilities)........................    $  14,108      $ (16,290)
                                                         ------------------------
                                                         ------------------------


                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

      The Company has not recorded deferred income taxes applicable to undistributed earnings of its foreign joint venture operations as all such earnings are deemed to be indefinitely reinvested in those operations. If the earnings of such joint ventures were not indefinitely reinvested, a deferred liability would have been required which would not have been material as of December 31, 1997. Undistributed amounts, if remitted in the future, may not result in additional U.S. income taxes because of the use of available foreign tax credits at that time.

NOTE 7. MAJOR CUSTOMERS
The Company sells its products directly to automobile manufacturers. Following is a summary of customers that accounted for more than 10 percent of consolidated revenues in any of the three years in the period ended December 31, 1997:

                                            1997            1996            1995
Ford....................................     48%             67%             68%
Chrysler................................     19              10              10
General Motors..........................     13               2               -

Receivables from these customers represented 65 percent of total accounts receivable at December 31, 1997 and 76 percent of total accounts receivable at December 31, 1996.

NOTE 8. COMMITMENTS
RETIREMENT PLANS
The Company contributes to a union-sponsored multi-employer pension plan providing defined benefits to certain Michigan hourly employees.
Contributions to the pension plan are based on rates set forth in the Company's union contracts. The expense related to this plan was $762,000 for the year ended December 31, 1997, $852,000 for the year ended December 31, 1996 and $788,000 for the year ended December 31, 1995. The plan was substantially fully funded as of the latest valuation date.

      The Company also has a qualified profit sharing retirement plan and 401(k) employee savings plan covering certain salaried and hourly employees. The expense related to these plans was $4,310,000 during 1997, $2,803,000 during 1996 and $1,157,000 during 1995.

      The Company sponsors a 401(k) employee savings plan covering certain union employees. The Company matches a portion of the employee contributions made to this plan. The expense under this plan in each of the three years in the period ended December 31, 1997 was not material.

      The Company's UAW Retirement Income Plan covers substantially all union employees at its Kalamazoo and Bluffton facilities. The Company also sponsors defined benefit plans covering substantially all of the employees at its APC facilities. Benefits under the plans are based on years of service. Contributions by the Company are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company's funding policy is to contribute annually the amounts sufficient to meet the higher of the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or the minimum funding requirements under the Company's union contracts. Net pension expense consisted of the following (in thousands):

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DEC. 31, 1997  DEC. 31, 1996  DEC. 31, 1995
Service cost-benefits earned during the period..   $   4,757     $    219       $   117
Interest cost on projected benefit obligation...         250          219           170
Return on plan assets...........................        (318)        (337)         (504)
Net amortization and deferral...................         117          136           282
                                                   ---------     --------       --------
   Net pension expense..........................   $   4,806     $    237       $    65
                                                   ---------     --------       --------
                                                   ---------     --------       --------

      The following table sets forth the funded status of the plans as of December 31 (in thousands):

                                                        1997                   1996
                                             -------------------------  -----------
                                                  ASSETS  ACCUMULATED        ASSETS
                                                  EXCEED     BENEFITS        EXCEED
                                             ACCUMULATED       EXCEED   ACCUMULATED
                                                BENEFITS       ASSETS      BENEFITS
                                             -------------------------  ------------
Accumulated benefit obligation:
   Vested..................................    $   2,708     $  4,035    $  2,464
   Nonvested...............................          653           81         567
                                              --------------------------------------
                                               $   3,361     $  4,116    $  3,031
                                              --------------------------------------
                                              --------------------------------------
Projected benefit obligation...............    $   3,361     $  5,016    $  3,031
Fair value plan assets, principally
   equity securities and bonds.............        3,502            -       3,146
                                              --------------------------------------
Excess (deficiency) of assets over
   projected benefit obligation............          141       (5,016)        115
Unrecognized net transition gain...........         (191)           -        (350)
Unrecognized net gain from experience
   differences.............................         (156)         (31)       (223)
Unrecognized prior service cost............          612          339         770
Adjustment needed to recognize minimum
    liability..............................            -          (73)        (70)
                                              --------------------------------------
Prepaid pension cost (pension liability)...    $     406     $ (4,781)   $    242
                                              --------------------------------------
                                              --------------------------------------
Actuarial assumptions:
Discount rate..............................          7.5%         7.5%        7.5%
                                              --------------------------------------
                                              --------------------------------------
Expected long-term rate of return on
   plan assets.............................          8.0%         8.0%        8.0%
                                              --------------------------------------
                                              --------------------------------------

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

POSTRETIREMENT PLANS
The Company provides certain medical insurance benefits for retired employees. Certain employees of the Company are eligible for these benefits if they remain employed until age 55 or 59 and fulfill other eligibility requirements specified by the plans. Certain retirees between the ages of 55 and 62 must contribute 100 percent of the group rate for active employees. No contributions are required for retirees 62 or older. Benefits are continued for dependents of eligible retiree participants after the death of the retiree.

      Net periodic postretirement benefit cost consisted of the following for the periods ended December 31 (in thousands):

                                                           1997       1996     1995
<
Service cost-benefits earned during the period....     $  1,178     $  174   $  276
Interest cost on accumulated postretirement
      benefit obligation..........................        4,743        707      636
                                                       ----------------------------
Net periodic postretirement benefit cost..........     $  5,921     $  881   $  912
                                                       ----------------------------
                                                       ----------------------------

      The Company funds benefits under the plans as they are incurred. A summary of the accumulated present value of the postretirement benefit obligation included in other noncurrent liabilities as of December 31 is as follows (in thousands):

                                                              1997            1996
Retirees..........................................      $   39,380      $    5,920
Active employees eligible to retire...............          25,734           1,752
Active employees not eligible to retire...........          32,634           6,341
                                                        --------------------------
   Accrued postretirement benefit costs...........      $   97,748      $   14,013
                                                        --------------------------
                                                        --------------------------

      The projected postretirement benefit obligation is calculated using a discount rate of 7.5 percent and an annual rate of increase in per capita claims cost ranging from 6.5 percent to 9.5 percent in 1997 and 7.0 percent in 1996. In 1998, the rate is assumed to range from 5.5 percent to 9.0 percent.

      A 1 percent increase in the health care cost trend rates would cause the accumulated postretirement obligation to increase by $.9 million, and the aggregate of the service and interest components of 1997 net periodic postretirement benefit cost to increase by $.4 million.

LEASES
The Company leases office and manufacturing space and certain equipment under lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Future annual rental commitments at December 31, 1997 under these leases are as follows (in thousands):


YEAR                                                          OPERATING    CAPITAL
1998.................................................        $  18,519   $   6,579
1999.................................................           15,837       6,501
2000.................................................            5,893       6,424
2001.................................................            2,225       6,346
2002.................................................            1,281       8,291
Thereafter...........................................            8,945       9,125
                                                             ---------   ---------
Total minimum lease payments.........................        $  52,700      43,266
                                                             ---------
                                                             ---------
Less amount representing interest....................                        8,703
                                                                         ---------
Present value of minimum lease payments..............                    $  34,563
                                                                         ---------
                                                                         ---------

      Rent commitments associated with acquired facilities which will not be utilized by the Company have been excluded from the above amounts and will be provided for in the recording of the related acquisition, as discussed in
Note 3.

LITIGATION
The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company.

NOTE 9. RELATED PARTY TRANSACTIONS
The Company has made payments to Hidden Creek Industries, an affiliate of the Company, for certain acquisition-related and other management services totaling $3.3 million during 1997 and $750,000 during 1996.

NOTE 10. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a condensed summary of quarterly results of operations for 1997 and 1996 (in thousands except per share amounts):


                                                                   BASIC  DILUTED
                                                                EARNINGS EARNINGS
                                  GROSS    OPERATING       NET       PER      PER
                 REVENUES        PROFIT       INCOME    INCOME     SHARE    SHARE
1997
First......   $    125,117  $    19,012  $    12,540  $   6,718  $   .47  $   .45
Second.....        327,272       46,129       28,763     10,747      .51      .49
Third......        349,507       47,189       27,416     11,828      .52      .50
Fourth.....        433,933       64,779       40,984     16,951      .74      .68
              -------------------------------------------------------------------
              $  1,235,829  $   177,109  $   109,703  $  46,244  $  2.27  $  2.18
              -------------------------------------------------------------------
              -------------------------------------------------------------------
1996
First......   $     68,921  $    10,515  $     6,626  $   3,188  $   .29  $   .28
Second.....         96,521       15,351       10,307      5,302      .46      .44
Third......        114,583       17,041       10,155      5,236      .37      .36
Fourth.....        119,900       18,728       12,352      6,911      .48      .47
              -------------------------------------------------------------------
              $    399,925  $    61,635  $    39,440  $  20,637  $  1.63  $  1.55
              -------------------------------------------------------------------
              -------------------------------------------------------------------

      The sum of the per share amounts for the quarters do not necessarily equal the total for the years due to the effects of rounding.

                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO TOWER AUTOMOTIVE, INC.:

    We have audited the accompanying consolidated balance sheets of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


MINNEAPOLIS, MINNESOTA,
JANUARY 23, 1998


SELECTED CONSOLIDATED FINANCIAL DATA

                                                                       THE COMPANY
                               ----------------------------------------------------------------------------------------

                                                                                                                EIGHT AND
                                                                                                COMBINED   ONE-HALF MONTH
(DOLLARS IN THOUSANDS,          YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED        YEAR ENDED   PERIOD ENDED
EXCEPT PER SHARE AMOUNTS)    DEC. 31, 1997  DEC. 31, 1996  DEC. 31, 1995  DEC. 31, 1994  DEC. 31, 1993(1)  DEC. 31, 1993
Income Statement Data
Revenues.....................  $ 1,235,829  $   399,925      $  222,801      $  165,526      $   86,334    $     61,297
Cost of sales................    1,058,720      338,290         185,388         142,986          72,367          51,941
Selling, general and
    administrative expense...       57,869       20,004          14,308           7,435           4,378           3,155
Amortization expense.........        9,537        2,191           1,185             803             197             197
Operating income.............      109,703       39,440          21,920          14,302           9,392           6,004
Interest expense, net........       28,962        5,103           1,799           1,899             729             636
Provision for income taxes...       32,290       13,700           8,050           5,042           3,679           2,287
Net income...................       46,244       20,637          12,071           7,361           5,009           3,081
                               ----------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------
Basic earnings per share.....  $      2.27  $      1.63      $     1.11      $      .94      $      .84    $        .52
Diluted earnings per share...  $      2.18  $      1.55      $     1.05      $      .86      $      .74    $        .45

                                THE PREDECESSOR
                                ---------------
                                      THREE AND
                                 ONE-HALF MONTH
                                  PERIOD ENDED
                                APRIL 14, 1993
Income Statement Data
Revenues..................... $     25,037
Cost of sales................       20,426
Selling, general and
    administrative expense...        1,223
Amortization expense.........            -
Operating income.............        3,388
Interest expense, net........           93
Provision for income taxes...        1,392
Net income ..................        1,928
                              ------------
                              ------------
Basic earnings per share..... $          -
Diluted earnings per share... $          -


                                DEC. 31, 1997    DEC. 31, 1996
Balance Sheet Data
Working capital ..............  $   140,592   $    85,523
Total assets .................    1,680,088       402,595
Long-term debt................      743,934       113,460
Stockholders' investment .....      515,279       181,877


(1)ON APRIL 15, 1993, THE COMPANY ACQUIRED R.J. TOWER CORPORATION (PRIOR THERETO, THE "PREDECESSOR") IN A TRANSACTION BY AN INVESTOR GROUP LED BY A SUBSIDIARY OF ONEX CORPORATION, J2R PARTNERS AND CERTAIN OTHERS, INCLUDING MEMBERS OF MANAGEMENT. ACCORDINGLY, THE INFORMATION PROVIDED FOR THE YEAR ENDED DECEMBER 31, 1992, AND FOR THE THREE-AND-ONE-HALF MONTH PERIOD ENDED APRIL 14, 1993, IS NOT COMPARABLE. IN ADDITION, OPERATING DATA OF THE PREDECESSOR FOR THE PERIOD JANUARY 1, 1993 TO APRIL 14, 1993, HAVE BEEN COMBINED FOR DISCUSSION PURPOSES WITH THE OPERATING DATA OF THE COMPANY FOR THE EIGHT-AND ONE-HALF MONTH PERIOD ENDED DECEMBER 31, 1993, WITHOUT GIVING EFFECT TO PURCHASE ACCOUNTING OR THE IMPACT OF THE FINANCING OF THE ACQUISITION OF R.J. TOWER.


                     TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                                       28

CORPORATE AND SHAREHOLDER INFORMATION


DIRECTORS
S.A. "Tony" Johnson
CHAIRMAN
TOWER AUTOMOTIVE, INC.


Adrian VanderStarre
VICE CHAIRMAN
TOWER AUTOMOTIVE,INC.


Dugald K. Campbell
PRESIDENT AND CHIEF EXECUTIVE OFFICER
TOWER AUTOMOTIVE, INC.


James R. Lozelle
EXECUTIVE VICE PRESIDENT
TOWER AUTOMOTIVE, INC.


Scott D. Rued
VICE PRESIDENT, CORPORATE DEVELOPMENT
TOWER AUTOMOTIVE, INC.


W.H. Clement
VICE CHAIRMAN
HIDDEN CREEK INDUSTRIES


Eric J. Rosen
MANAGING DIRECTOR
ONEX INVESTMENT CORPORATION


Matthew O. Diggs, Jr.
CHAIRMAN
THE DIGGS GROUP


F.J. "Joe" Loughrey
EXECUTIVE VICE PRESIDENT AND GROUP PRESIDENT - INDUSTRIAL AND CHIEF TECHNICAL OFFICER
CUMMINS ENGINE COMPANY, INC.


Kim B. Clark
DEAN OF GRADUATE SCHOOL OF BUSINESS ADMINISTRATION,
HARVARD UNIVERSITY


Enrique Zambrano
CHIEF EXECUTIVE OFFICER
PROEZA, S.A. DE C.V.

LEADERSHIP TEAM

Anthony A. Barone
Richard S. Burgess
Dugald K. Campbell
Luigi Candusso
Ronald E. Gavalis
James R. Lozelle
Tom G. Pitser
Paul D. Rysenga



STOCK INFORMATION
Tower Automotive, Inc.'s Common Stock trades on the New York Stock Exchange under the symbol TWR. Prior to February 19, 1997, the Company's Common Stock traded on the Nasdaq National Market under the symbol TWER. The following stock prices were obtained from New York Stock Exchange and Nasdaq reports:

Stock Price by Quarter


1997                                 LOW          HIGH
Fourth Quarter...............       36 13/16     48 9/16
Third Quarter................       33 7/8       46 1/4
Second Quarter...............       33 3/4       43
First Quarter................       29 3/4       45 1/16

1996                                 LOW          HIGH
Fourth Quarter...............       24           32 1/8
Third Quarter................       23 3/4       27
Second Quarter...............       16           25 1/4
First Quarter................       14 1/8       16 1/8


SHAREHOLDER SERVICES

Tower Automotive, Inc.
4508 IDS Center
Minneapolis, Minnesota 55402
Ph: 612-342-2310
Fax: 612-332-2012



INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota



GENERAL COUNSEL
Varnum, Riddering, Schmidt & Howlett
Grand Rapids, Michigan



SHAREHOLDER RELATIONS COUNSEL
Padilla Speer Beardsley Inc.
Minneapolis, Minnesota



REGISTRAR AND TRANSFER AGENT
First Chicago Trust Company of New York
Jersey City, New Jersey
Ph: 800-446-2617



ANNUAL MEETING
The annual meeting of stockholders will be held on Tuesday, May 19, 1998, at 1:00 p.m. Central Time, at Tower Automotive, Inc., 3533 North 27th Street, Milwaukee, Wisconsin.



FORM 10-K
Copies of the Form 10-K, filed with the Securities and Exchange Commission, are available upon request from Shareholder Services, Tower Automotive, Inc. 4508 IDS Center, Minneapolis, Minnesota 55402.



DESIGN: Eaton & Associates   PHOTOGRAPHY: Keri Pickett

TOWER
AUTOMOTIVE

                                 BUSINESS UNITS


Auburn, IN
Bardstown/Bowling Green, KY
Barrie, Ontario, Canada
Bellevue, OH/Belcamp, MD
Bluffton/Upper Sandusky, OH
Corydon, IN
Granite City, IN

Greenville, MI
Heavy Truck, Milwaukee, WI
Heavy Truck, Roanoke, VA
Kalamazoo, MI
Kendallville, IN
Milan, TN
Plymouth, MI

Press Operations, Milwaukee, WI
Ram Assembly, Milwaukee, WI
Rockford, IL
Romulus/Manchester, MI
Tooling Operations, Milwaukee, WI
Traverse City, MI
Turin, Italy



                                TECHNICAL CENTERS


38900 Hills Tech Drive
Farmington Hills, MI 48831
Ph: 248-488-6000
Fax: 248-488-6161



3533 North 27th Street
Milwaukee, WI 53216
Ph: 414-447-4000
Fax: 414-447-6161



20-20 Hiradai, Tsuzuki-ku
Yukohama, Kanajawa 224 Japan
Ph: 045-943-4911
Fax: 045-943-4906



Corso Orbassano 336
10137 Torino Italy
Ph: 11-3092002
Fax: 11-3095675




                                  PARTNERSHIPS

                          Metalsa, Monterrey, Mexico
                          Tower Golden Ring,
                            Changchun China
                          Metalurgica Caterina S.A.,
                            Sao Paulo, Brazil




                             OPERATING HEADQUARTERS

                              6303 28th Street S.E.
                             Grand Rapids, MI 49546
                                 Ph: 616-954-7600
                                 Fax: 616-954-7599




                             CORPORATE HEADQUARTERS

                               4508 IDS Center
                               Minneapolis, MN 55402
                               Ph: 612-342-2310
                               Fax: 612-332-2012